                                               FILED PURSUANT TO RULE 424(b)(4)
                                               REGISTRATION NO. 333-30573
PROSPECTUS

                                     LOGO

                               3,600,000 SHARES
                       BORON, LEPORE & ASSOCIATES, INC.
                                 COMMON STOCK

                               ----------------

  All of the 3,600,000 shares of Common Stock offered hereby are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock of the Company. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market, subject to official notice of issuance, under the symbol "BLPG."

                               ----------------

        THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                   SEE "RISK FACTORS" COMMENCING ON PAGE 6.

                               ----------------

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON  THE   ACCURACY  OR   ADEQUACY  OF   THIS  PROSPECTUS.   ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                             PRICE TO   UNDERWRITING PROCEEDS TO
                                              PUBLIC    DISCOUNTS(1) COMPANY(2)
--------------------------------------------------------------------------------
Per Share.................................    $17.50       $1.225      $16.275
--------------------------------------------------------------------------------
Total(3)..................................  $63,000,000  $4,410,000  $58,590,000

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) See "Underwriting" for indemnification arrangements with the several Underwriters.
(2)Before deducting expenses payable by the Company estimated at $850,000.
(3) The Company and the Selling Stockholders have granted to the Underwriters a 30-day option to purchase up to an aggregate of 540,000 additional shares of Common Stock, on a 25%/75% pro rata basis, respectively, solely to cover over-allotments, if any. If the option is exercised in full, the Company will sell 135,000 shares of Common Stock and the Selling Shareholders will sell 405,000 shares of Common Stock and the total Price to Public, Underwriting Discount, Proceeds to the Company and Proceeds to the Selling Stockholders will be $72,450,000, $5,071,500, $60,787,125 and
    $6,591,375, respectively. See "Underwriting."

                               ----------------

  The shares of Common Stock are being offered severally by the Underwriters subject to prior sale, when, as and if accepted by the Underwriters and subject to conditions including their right to reject orders in whole or in part. It is expected that delivery of the shares will be made at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167, on or about September 29, 1997.

                               ----------------
BEAR, STEARNS & CO. INC.
                     SMITH BARNEY INC.
                                                    WESSELS, ARNOLD & HENDERSON

                               ----------------

               The date of this Prospectus is September 23, 1997

                            ADDITIONAL INFORMATION

  A Registration Statement on Form S-1, including amendments thereto, relating to the Common Stock offered by the Company has been filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed thereto. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. A copy of the Registration Statement may be inspected without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at Seven World Trade Center, New York, New York 10048, and the Chicago Regional Office located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of certain fees prescribed by the Commission. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing audited financial statements certified by its independent auditors.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."

                               ----------------

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the risk factors and other information contained in this Prospectus, before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. Discussions containing such forward-looking statements may be found in the material set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, dependence on the pharmaceutical industry, customer concentration, reliance on new services for continued growth, ability to manage growth, multiple risks associated with potential acquisitions, variation in quarterly operating results and volatility of the stock price, extensive regulation of the healthcare industry, potential litigation, reliance on certain personnel, need for additional financing, competition and effective control by principal stockholders.

                               ----------------

  "BLP" and the Company's logo are trademarks of the Company and are used throughout this document as such. All other trademarks and tradenames referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus. All references herein to industry financial and statistical information are based on trade articles and industry reports that the Company believes to be reliable, although there can be no assurance to that effect.

                                  THE COMPANY

  Boron, LePore & Associates, Inc. ("BLP" or the "Company") provides outsourced promotional, marketing and educational services to the pharmaceutical industry. The Company was founded in 1981 and has become a leading provider of peer-to-peer meetings, which typically involve gatherings of 10 to 12 physicians meeting under the chairmanship of a Company moderator to discuss a new drug or new indication for a familiar drug. BLP recently expanded the range of its outsourced promotional, marketing and educational services. Newer service offerings include coordination of other types of meetings such as symposia, continuing education conferences and video satellite conferences; product marketing services (which involve obtaining rights to market a pharmaceutical product, often on a shared reward basis); teleservices such as teledetailing, telemarketing, sales support and fulfillment; and contract sales services. In July 1997, the Company opened its teleservice center in Norfolk, Virginia to support expansion of its teleservices business, and in August 1997, the Company established its contract sales organization.

  BLP has enjoyed long-standing customer relationships with many of the world's largest pharmaceutical companies and has served a number of these customers for more than a decade. BLP emphasizes proactive and cooperative relationships with the product managers and senior executives of its customers, working in concert with them to implement marketing strategies that utilize the Company's array of service alternatives.

  The Company believes that pharmaceutical companies increasingly have sought to outsource functions such as research and marketing in response to cost pressures. By outsourcing marketing services, a pharmaceutical company shifts fixed costs to variable costs and obtains the services of professionals who specialize in reaching targeted audiences. Based on data from Scott-Levin, a healthcare marketing information company, pharmaceutical companies spent approximately $900 million in 1996 on promotional and marketing meetings and events, including peer-to-peer meetings and symposia, primarily conducted by third party suppliers.

  BLP's growth strategy emphasizes: (i) offering a broad array of promotional, marketing and educational services that are responsive to its customers' varied outsourced marketing needs; (ii) expanding the volume and scope of services provided to its existing customers by increasing the number of meetings and conferences conducted for them and providing additional services such as product marketing, teleservices and contract sales; (iii) expanding BLP's customer base to include new customers such as smaller pharmaceutical companies, foreign pharmaceutical companies, managed care companies, drug wholesalers, biotechnology companies and medical device manufacturers; (iv) targeting new audiences, such as consumers, pharmacists, formulary managers and hospital groups, with existing and new promotional, marketing and educational techniques and technologies; and (v) pursuing strategic acquisitions as a means of expanding its business. The Company pursues its growth strategy by emphasizing its long-standing customer relationships and relative size in a fragmented market to obtain and expand customer relationships. BLP uses its traditional peer-to-peer business as a platform to expand, develop and promote other types of services such as product marketing, teleservices and contract sales. BLP believes that its long-standing customer relationships, staff of trained and experienced employee moderators and customer service representatives, and new teleservice center provide it with strategic business advantages.

  The Company was incorporated under the laws of Delaware on November 22, 1996. The Company's predecessor was incorporated under the laws of New Jersey in 1981. The Company's principal executive offices are located at 17-17 Route 208 North, Fair Lawn, New Jersey 07410, and its telephone number is (201) 791-7272.

                                  THE OFFERING

Common Stock offered by the Company.......
                                            3,600,000 shares

Common Stock to be outstanding after the    10,612,979 shares(1)
offering..................................

Use of proceeds...........................  To repay existing indebtedness, in-
                                            cluding interest and fees; to re-
                                            deem all outstanding shares of re-
                                            deemable preferred stock; to pur-
                                            chase shares of Common Stock from a
                                            former officer of the Company; to
                                            finance capital improvements, new
                                            businesses and possible strategic
                                            acquisitions; and to fund working
                                            capital and other general corporate
                                            purposes. See "Use of Proceeds."

Nasdaq National Market symbol.............
                                            BLPG
--------
(1) Includes all outstanding stock grants and excludes: (i) 565,659 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $10.83 per share at September 16, 1997;
    (ii) 1,221,355 additional shares of Common Stock available for future grants under the Company's 1996 Stock Option and Incentive Plan, as amended (the "1996 Stock Plan"); (iii) 225,000 additional shares of Common Stock available for future sales under the 1997 Employee Stock Purchase Plan (the "Purchase Plan"); and (iv) 466,666 shares of Common Stock which the Company will purchase with the proceeds of this offering from a former officer of the Company. See "Management--Employee Stock and Other Benefit Plans--1996 Stock Option and Incentive Plan" and "--1997 Employee Stock Purchase Plan."

  Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and has been adjusted to reflect (i) a two-for-three reverse stock split of the Common Stock, (ii) the conversion of all outstanding shares of non-voting Class A Common Stock and Convertible Participating Preferred Stock into shares of Common Stock upon completion of this offering, and (iii) the purchase by the Company with the proceeds of this offering of 466,666 shares of Common Stock from a former officer of the Company. Unless the context otherwise requires, all references to "BLP" or the "Company" mean Boron, LePore & Associates, Inc. and its predecessor.

                               THE TA TRANSACTION

  In December 1996, the Company completed a series of transactions involving TA Associates, Inc., a private equity firm based in Boston, Massachusetts, and senior officers of the Company (the "TA Transaction"). In connection with the TA Transaction, investors principally including investment funds associated with TA Associates, Inc. (collectively, the "TA Investors") invested $12.5 million to acquire 7,000,000 shares of Convertible Participating Preferred Stock of the Company, and the Company incurred $21.0 million of indebtedness under a senior secured credit facility from a bank (the "Credit Facility"). The Company in turn used the proceeds from these financing transactions principally to redeem common stock from, and to pay bonuses to, senior officers of the Company. Upon completion of this offering, the Convertible Participating Preferred Stock will convert into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock, and the Redeemable Preferred Stock will be immediately redeemed for $10.0 million plus accumulated and unpaid dividends, $581,000 at June 30, 1997, using a portion of the net proceeds from the sale of Common Stock offered hereby. See "Use of Proceeds" and "Certain Transactions."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  SIX MONTHS
                                   YEARS ENDED DECEMBER 31,     ENDED JUNE 30,
                                  --------------------------    ---------------
                                    1994     1995     1996       1996    1997
                                  -------- -------- --------    ------- -------
STATEMENT OF OPERATIONS DATA:
Revenues........................  $ 20,580 $ 21,775 $ 40,219    $16,146 $32,121
Cost of sales...................    12,378   12,788   26,004     10,472  22,840
                                  -------- -------- --------    ------- -------
  Gross profit..................     8,202    8,987   14,215      5,674   9,281
                                  -------- -------- --------    ------- -------
Officers' compensation..........     2,003    1,336   13,351(1)   1,398     572
Other selling, general and ad-
 ministrative expenses..........     4,533    5,005    6,644(2)   2,952   4,437
                                  -------- -------- --------    ------- -------
 Total selling, general and ad-
  ministrative expenses.........     6,536    6,341   19,995      4,350   5,009
                                  -------- -------- --------    ------- -------
  Operating income (loss).......     1,666    2,646   (5,780)     1,324   4,272
Interest expense, net...........        43       86      255        104     766
Nonrecurring loss on forgiveness
 of related party loan..........       --       --     1,076        --      --
                                  -------- -------- --------    ------- -------
  Income (loss) before provision
   for income taxes.............     1,623    2,560   (7,111)     1,220   3,506
Provision for income taxes(3)...        25       51      --         --    1,200
                                  -------- -------- --------    ------- -------
  Net income (loss).............  $  1,598 $  2,509 $ (7,111)   $ 1,220 $ 2,306
                                  ======== ======== ========    ======= =======
Net income (loss) per common
 share..........................                    $  (0.86)           $  0.28
                                                    ========            =======
Pro forma weighted average com-
 mon shares outstanding(4)......                       8,265              8,299
                                                    ========            =======

                                                             JUNE 30, 1997
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(5)
                                                         -------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................... $ 2,733     $24,422
Working capital.........................................   2,797      26,356
Total assets............................................  25,155      46,570
Long-term debt, less current maturities.................  18,000         --
Redeemable equity securities............................  13,081         --
Total stockholders' equity (deficit).................... (27,505)     26,971

--------
(1) Includes $10.0 million for special officer bonuses, including $7.5 million as part of the TA Transaction.
(2) Includes $0.6 million for fees related to the TA Transaction.
(3) The Company elected to be taxed under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), until December 4, 1996, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only state business tax expense, if any. If the Company had been subject to taxation under Subchapter C of the Code for the year ending December 31, 1996, the pro forma benefit for income taxes would have been ($2,905,000) and the pro forma net loss per common share would have been ($0.51). Because the Company elected to be subject to taxation under Subchapter C of the Code for the six months ended June 30, 1997, the provision for income taxes and the net income per common share reflected above for such period is presented on an actual basis.
(4) Due to the effect of the TA Transaction on the Company's capital structure, per share data for the years ended prior to December 31, 1996 are not comparable to subsequent periods and, therefore, have not been presented. Pro forma weighted average common shares outstanding has been computed as provided in Note 3 to the Financial Statements of the Company included elsewhere in this Prospectus.
(5) Gives effect to the completion of this offering and the receipt and application of the estimated net proceeds from this offering (including the use of such proceeds to purchase 466,666 shares of Common Stock from a former officer of the Company), as if such transactions had been completed on June 30, 1997. Also reflects the anticipated write-off of unamortized loan fees of approximately $164,000 or ($0.02) per share as of June 30, 1997, net of the related tax effect. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  An investment in the Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of the federal securities laws. Discussions containing such forward-looking statements may be found in the material set forth below and under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the Prospectus generally. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth below and the matters set forth in this Prospectus generally.

DEPENDENCE ON THE PHARMACEUTICAL INDUSTRY

  Substantially all of the Company's revenues to date have resulted from promotional and marketing services provided to pharmaceutical companies. The Company could be materially and adversely affected by adverse developments in the pharmaceutical industry generally or any reduction in expenditures for, or future outsourcing of, promotional and marketing activities by pharmaceutical companies. Promotional and marketing expenditures by pharmaceutical companies could be negatively impacted by, among other things, governmental reform or private market initiatives intended to reduce the cost of pharmaceutical products or by governmental, medical association or pharmaceutical industry initiatives designed to regulate the manner in which pharmaceutical companies promote their products.

  Healthcare reform measures have been considered by Congress and other federal and state bodies during recent years. The intent of the proposals generally has been to reduce the growth of total healthcare expenditures and expand healthcare coverage for the uninsured. Although comprehensive healthcare reform has been considered, only limited proposals focusing on the delivery of healthcare services have been enacted. Comprehensive healthcare reform may be considered again and efforts to enact limited reform bills are likely to continue. Implementation of government healthcare reform may adversely affect promotional and marketing expenditures by pharmaceutical companies, which could decrease the business opportunities available to BLP. The Company is unable to predict the likelihood of such legislation or similar legislation being enacted into law or the effects that any such legislation would have on BLP.

  In addition to government healthcare reform initiatives, a number of private market initiatives to contain healthcare costs, particularly pharmaceutical costs, have been implemented. For instance, certain large managed healthcare providers have acted to contain such costs and have adopted the use of formularies (lists of preferred drugs), thereby creating pressure on pharmaceutical companies to contain costs, including promotional and marketing expenditures. Governmental or private initiatives to further contain pharmaceutical pricing or to regulate the sponsorship of promotional meetings by the pharmaceutical industry could have a material adverse effect on BLP.

CUSTOMER CONCENTRATION

  BLP's revenues and profitability are highly dependent on its relationships with several large pharmaceutical companies. The Company's five largest customers accounted for approximately 83% of its revenues in 1996, approximately 90% of its revenues in 1995, and approximately 92% of its revenues in 1994. In 1996, three customers each accounted for 10% or more of the Company's revenues, and in 1995 and 1994, the same four customers in varying order each accounted for 10% or more of the Company's revenues (in the cases of 1995 and 1994 after giving effect to subsequent pharmaceutical company mergers). One customer accounted for 52%, 44% and 45% of revenues for the first six months of 1997 and the years 1996 and 1995, respectively. BLP is likely to continue to experience a high degree of concentration of business with its larger customers, especially given the concentrated nature of the pharmaceutical industry. The loss or significant reduction of business from any significant customer could have a material adverse effect on the Company.

RELIANCE ON NEW SERVICES FOR CONTINUED GROWTH

  Historically, the production of peer-to-peer meetings has generated substantially all of BLP's revenues and profits. Although revenues from the Company's peer-to-peer meetings business grew 62.0% from 1995 to 1996, the Company does not anticipate that future growth of revenues from this business, if any, will continue at such an accelerated rate. BLP believes that future growth of its peer-to-peer meetings business may require future growth of overall promotional spending and the addition of new customers. The growth of the peer-to-peer meetings business may be limited as a result of BLP's high level of business with certain customers and the fact that it generally does not produce peer-to-peer meetings for competing products without customer consent. Any decline in the Company's peer-to-peer meetings business or any reduction in its growth rate could have a material adverse effect on the Company. BLP believes that future growth of its business will depend upon its success in diversifying its promotional, marketing and educational service offerings. In 1996, the Company introduced the service of producing symposia, and symposia accounted for revenues of $1.5 million, or 3.8% of the Company's revenues, in 1996 and revenues of $9.9 million, or 30.8% of the Company's revenues, for the first six months of 1997. In addition, the Company introduced other services such as product marketing and teleservices in 1996 and contract sales in August 1997, but such services have accounted for relatively insignificant portions of total revenues through June 30, 1997. There can be no assurance that BLP will establish a significant or lasting presence in the markets for these services, and the failure to achieve success in these new markets would adversely affect the Company's future growth.

  Certain of the Company's new service offerings are subject to a number of the same risks as well as additional risks not present in its traditional peer-to-peer meetings business. Pharmaceutical company sponsored symposia have been subject to past scrutiny which had an adverse effect on the market for symposia services. Physician attendance currently is subject to a number of industry and professional association guidelines designed to prevent conflicts of interest. In the event of changes in law, regulatory policy or applicable industry or professional association guidelines or negative publicity concerning symposia sponsored by the pharmaceutical industry, customers may choose to alter their guidelines in ways that would make symposia and related consultancies less attractive to physicians and pharmaceutical companies. In addition, restrictions on such meetings could be imposed by governmental agencies, industry or professional associations or the pharmaceutical companies themselves. Finally, any of the Company's customers could be found to be in non-compliance with relevant law, policy or guidelines in their handling of symposia. There can be no assurance that BLP will be successful in expanding its symposia business. The Company's product marketing services involve obtaining rights to market a pharmaceutical product for an agreed upon period. The Company generally will bear most of the promotional expenses in return for the opportunity to share incremental revenue achieved above a specified benchmark or benchmarks. There can be no assurance that the Company will be successful in introducing product marketing services or in selecting products to market, or that its promotional activities will generate the agreed upon levels of sales. BLP's new teleservice center will be subject to a variety of risks, including competition, technological obsolescence, technical malfunction, destruction from fire or other disasters and the likely need for ongoing capital investments to maintain and enhance its infrastructure and computer systems. There can be no assurance that BLP will be successful in expanding its range of teleservice offerings. The Company's contract sales services are subject to a variety of risks, including the necessity of obtaining projects for its sales force and attracting qualified sales representatives, and there can be no assurance that BLP will establish a significant or lasting presence in the contract sales market.

MANAGEMENT OF GROWTH

  The Company recently has experienced a period of rapid growth. This growth has placed, and will continue to place, strains on the Company's management, operations and systems. In order to manage its growth, BLP must continue to improve its operating and administrative systems and to attract, hire and train qualified management and operating personnel. The Company is in the design stage of implementing a new management information system and plans to make additional investments in capital equipment to support its growth. No assurance can be given that these systems will be successfully implemented, if at all. Failure to implement these systems or generally to manage growth effectively could have a material adverse effect on BLP.

ACQUISITION RISKS

  BLP has not completed any acquisitions to date. The Company's growth strategy, however, contemplates pursuit of acquisitions in complementary and existing business areas as a means of supporting and diversifying its service offerings. Identifying appropriate acquisition candidates and negotiating and consummating acquisitions can be a lengthy and costly process. There can be no assurance that suitable acquisition candidates will be identified or that acquisitions will be consummated on terms favorable to the Company, on a timely basis or at all. Acquisitions involve numerous risks, including difficulties in integrating the operations and services of an acquired company, the expenses incurred in connection with the acquisition and subsequent assimilation of operations and services, the diversion of management's attention from other business concerns, the risk that acquired businesses may be subject to unforeseen liabilities and the potential loss of key employees of the acquired company. Acquisitions of foreign companies involve additional risks such as the additional difficulties inherent in complying with differing regulatory systems, assimilating differences in foreign cultures and business practices, and overcoming language barriers. In the event the closing of a planned acquisition fails to occur or is delayed, or in the event unforeseen costs or other difficulties arise following an acquisition, BLP's quarterly financial results may be lower than securities analysts' expectations, which likely would cause a decline, perhaps substantial, in BLP's stock price.

VARIATION IN QUARTERLY OPERATING RESULTS; POSSIBLE VOLATILITY OF STOCK PRICE

  The Company's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. Quarterly results can vary as a result of a number of factors, including timing of peer-to-peer projects and symposia, expenditure patterns of the Company's customers, delays or costs associated with acquisitions, commencement, completion or cancellation of significant contracts, announcements by the Company, competitors or customers, government or private market regulatory initiatives, relative profit margins of the services provided to customers, conditions in the healthcare industry generally, conditions in the markets for outsourced promotional, marketing and educational services more specifically, or other events or factors, many of which are beyond the Company's control. BLP may not be able to foresee many of these factors and therefore may not be able to anticipate such quarterly fluctuations. Variations in quarterly operating results could result in reported quarterly results that are below the expectations of securities analysts, which would likely cause a decline, perhaps substantial, in the Company's stock price. In addition, the stock market recently has experienced extreme price and volume fluctuations which particularly have affected the market prices of many stocks on the Nasdaq Stock Market, and which have often been unrelated to the operating performance of such companies. BLP believes that quarterly comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

REGULATION

  The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. Certain areas of the telemarketing and teleservices industry also have recently become subject to increased government regulation. It is possible that additional or changed laws, regulations or guidelines could be adopted in the future. The failure of BLP or its customers to comply with, or any change in, applicable regulatory requirements or industry guidelines could, among other things, limit or prohibit certain business activities of the Company or its customers, subject the Company or its customers to adverse publicity, increase the costs of regulatory compliance, or subject BLP or its customers to monetary fines or other penalties. Such actions could have a material adverse effect on BLP. See "Business--Government and Industry Regulation."

POTENTIAL LITIGATION EXPOSURE

  In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits alleging malpractice, product liability and other legal theories, many of which involve large claims and significant legal costs. As a provider of promotional, marketing and educational services to the pharmaceutical industry, the Company is subject to the risk of being named as a party in such lawsuits. As a result of its introduction of product marketing services, teleservices and contract sales services, the Company believes that the relative likelihood of becoming involved in litigation regarding the information given or products sold or distributed by its personnel has increased, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if any such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on the Company.

  BLP maintains insurance policies, including liability insurance, which it believes to be adequate in amount and coverage for the current size and scope of its operations. There can be no assurance, however, that the coverage maintained by the Company will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. The Company expects to seek increased insurance coverage in connection with the expansion of its service offerings and there can be no assurance that it will be able to obtain continued or increased insurance coverage on acceptable terms or at all. Although the Company's contracts with its customers sometimes require the customer to indemnify the Company for the customer's negligent conduct, the contracts do not provide for adequate indemnification against many of the potential litigation risks facing the Company and often require the Company to indemnify its customer for the Company's negligence. BLP, therefore, could be held responsible for losses incurred in connection with the performance of its services under the terms of these contracts or otherwise and could incur substantial costs in connection with legal proceedings associated with its services or the pharmaceutical products with respect to which it provides services.

RELIANCE ON CERTAIN PERSONNEL

  BLP's success depends to a large extent on the continued services of a relatively limited number of members of the Company's senior management, including Patrick G. LePore, its Chairman of the Board, Chief Executive Officer and President. Implementation of the Company's business strategy will require the addition of qualified management personnel. The loss of the services of one or more members of the Company's senior management or the failure to add qualified management personnel could have a material adverse effect on the Company. See "Management."

NEED FOR ADDITIONAL FINANCING

  Implementation of BLP's growth strategy likely will require significant additional capital resources. Such resources may be needed for the development of new services, for the funding of internal growth, and for acquisitions that the Company may pursue. To finance capital requirements, the Company anticipates that it may from time to time issue additional equity securities and incur additional debt. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. The failure to raise the funds necessary to finance future cash requirements could have a material adverse effect on the Company. If BLP raises additional funds through the issuance of equity securities, dilution to the Company's existing stockholders may result. If the Company raises additional funds through the incurrence of debt securities, such debt instruments may contain restrictive financial, operating and security covenants.

COMPETITION

  The business of providing promotional, marketing and educational services to the pharmaceutical industry is competitive. The business of providing pharmaceutical conferencing services is highly fragmented and the Company's competitors in this area generally include smaller, regionally focused companies that provide a limited number of promotional, marketing and educational services, usually focused on the pharmaceutical industry. Several of the Company's competitors in this area, however, offer services that are somewhat wider in scope. Although BLP believes it is a leading provider of peer-to-peer meetings, there are many larger providers of symposia and educational conferences. As the Company seeks to expand its range of services, it is likely to face competition from companies which already have established a strong business presence providing similar services to other businesses. The outsourced product marketing business is currently in its formative stage and is expected to become increasingly competitive. The provision of contract sales services is also a relatively new and undeveloped industry in the United States, and the Company faces significant competition in providing such services from larger, established companies having greater resources and access to capital. A large number of companies currently provide teleservices such as telemarketing and teledetailing to companies in many industries including the pharmaceutical industry, and many of these companies have greater resources and access to capital than the Company. Overall, BLP believes that its most significant competition is potentially from other companies that provide outsourced promotional, marketing and educational services and large advertising agencies which may seek to expand their service offerings. In addition, the pharmaceutical companies' in-house marketing departments may provide similar services to those provided by BLP and competition could increase as a result of the expansion of the in-house marketing capabilities by BLP's customers or in the pharmaceutical industry generally.

MATERIAL BENEFIT TO INSIDERS

  In December 1996, the Company completed the TA Transaction. In connection with the TA Transaction, the TA Investors purchased from the Company an aggregate of $12.5 million of Convertible Participating Preferred Stock and the Company incurred $21.0 million of indebtedness under the Credit Facility. The Company used the proceeds from these financing transactions principally to redeem Common Stock from, and to pay special bonuses to, senior officers of the Company. Upon the completion of this offering, the Convertible Participating Preferred Stock will convert into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock. As required by the terms of the Redeemable Preferred Stock, the Company will immediately redeem all of the Redeemable Preferred Stock upon its issuance for $10.0 million in cash plus accumulated and unpaid dividends, representing approximately 18.7% of the estimated net proceeds from this offering. In August 1997, the Company accepted the resignation of Christopher J. Sweeney, effective as of September 15, 1997, and agreed to use a portion of the proceeds of the offering to purchase 466,666 shares of Common Stock owned by Mr. Sweeney. See "Use of Proceeds" and "Certain Transactions."

LOSSES; ACCUMULATED DEFICIT

  In 1996, the Company incurred a net loss of $7.1 million, and at June 30, 1997, the Company had an accumulated deficit of $10.7 million and a deficit in stockholders' equity of $27.5 million. In December 1996, as part of the TA Transaction, the Company paid $18.9 million to redeem Common Stock, $7.5 million of special bonuses to officers, $6.2 million to satisfy obligations to a former shareholder, and $0.6 million of fees. See "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

EFFECTIVE CONTROL BY PRINCIPAL STOCKHOLDERS

  After giving effect to the sale of the shares of Common Stock offered hereby, the TA Investors and employees, directors (excluding shares held by the TA Investors) and consultants of the Company (including members of their families and trusts and other entities beneficially owned by them and members of their families) will beneficially own in the aggregate approximately 42.1% (37.8% assuming exercise of the Underwriters' over-allotment option in full) and 20.1%, respectively, of the outstanding Common Stock. As a result, these stockholders will have the ability to control, and the TA Investors will be able to exert significant influence over, the outcome of fundamental corporate transactions requiring stockholder approval, including, but not limited to, mergers and sales of assets and the election of the members of BLP's Board of Directors. See "Principal Stockholders" and "Shares Eligible for Future Sale."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. In addition to the 3,600,000 shares of Common Stock offered hereby, up to approximately 6,266,659 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), beginning upon the later of 90 days after the date of this Prospectus or December 4, 1997, and up to approximately 746,320 shares of Common Stock owned by current stockholders of the Company will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act beginning 90 days after the date of this Prospectus. In addition, 384,991 shares subject to sale under Rule 701 are subject to vesting provisions and will become eligible for sale in the public market at various times as they become vested. Holders of all of such shares, however, have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option. The holders of approximately 4,666,664 shares of Common Stock have the right on two occasions (each of which must be at least six months apart) on any date after three months after this offering to require the Company to register their shares under the Securities Act for resale to the public (if such right is exercised, the holders of 6,866,659 shares will have the right to have their shares registered); holders of approximately 6,866,659 shares have the right in primary and secondary offerings, excluding offerings relating to employee benefit plans, Rule 145 under the Securities Act, demand registrations, or Form S-3 registrations, to include their shares in a registration statement filed by the Company; and holders of approximately 6,866,659 shares have the right on one or more occasions to request and have effected a registration of shares on Form S-3 if the anticipated net aggregate sale price of such registered shares exceeds $500,000. With the exception of the Selling Stockholders, none of such holders are including their shares in the registration statement filed in connection with this offering, and all of such holders have agreed not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option. Sales of substantial amounts of Common Stock (including shares issued in connection with future acquisitions, which may be issued with registration rights), or the availability of such shares for sale, may adversely affect the prevailing market price for the Common Stock and could impair the Company's ability to obtain additional capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

ABSENCE OF A PUBLIC TRADING MARKET; OFFERING PRICE

  Prior to this offering, there has been no public market for the Common Stock, and there can be no assurance that an active market will develop or be sustained following the consummation of this offering. Consequently, the offering price of the Common Stock has been determined by negotiation between BLP and the representatives of the several Underwriters based on several factors and does not necessarily reflect the market price of the Common Stock after this offering or the price at which the Common Stock may be sold in the public market after this offering. See "Underwriting" for a description of the factors considered in determining the initial public offering price.

DIVIDEND POLICY

  BLP has not declared or paid cash dividends on its Common Stock since it became subject to taxation under Subchapter C of the Code in December 1996, and the Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Under Delaware law, the Company is permitted to pay dividends only out of its surplus, or, if there is no surplus, out of its net profits. In addition, the payment of cash dividends generally is prohibited under the terms of the Credit Facility and may be prohibited under agreements governing debt which the Company may incur in the future. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operation."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate") and By-laws (the "By-laws"), certain sections of the Delaware General Corporation Law, and the ability of the Board of Directors to issue shares of preferred stock and to establish the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which stockholders may deem to be in their best interests). Such provisions include, among other things, a classified Board of Directors serving staggered three-year terms, the elimination of stockholder voting by consent, the removal of directors only for cause, the vesting of exclusive authority in the Board of Directors to determine the size of the Board of Directors and (subject to certain limited exceptions) to fill vacancies thereon, the vesting of exclusive authority in the Board of Directors (except as otherwise required by law) to call special meetings of stockholders and certain advance notice requirements for stockholder proposals and nominations for election to the Board of Directors. These provisions, and the ability of the Board of Directors to issue preferred stock without further action by stockholders, could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders, and also could discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial to the interests of stockholders. The Company will be subject to Section 203 of the Delaware General Corporation Law which, in general, imposes restrictions upon certain acquirors (including their affiliates and associates) of 15% or more of the Company's Common Stock. See "Description of Capital Stock--Certain Provisions of Certificate and By-laws" and "--Statutory Business Combination Provision."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Common Stock in this offering will incur immediate and substantial dilution in the net tangible book value per share of Common Stock. At the initial public offering price of $17.50 per share, investors in this offering will incur dilution of $13.61 per share. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,600,000 shares of Common Stock offered by the Company hereby are estimated to be $57.7 million. The Company will use the net proceeds as follows (assuming the closing of this offering on September 29, 1997): (i) approximately $19.6 million will be used to repay and retire the term loan portion of the Company's outstanding indebtedness under the Credit Facility, including fees and accrued and unpaid interest; (ii) approximately $10.8 million will be used to redeem all Redeemable Preferred Stock, including accumulated and unpaid dividends; (iii) approximately $5.6 million will be used to purchase 466,666 shares of Common Stock from a former officer of the Company; (iv) approximately $3 million will be used to implement a new management information system and to enhance the Company's overall technological capabilities; (v) approximately $1 million will be used to fund additional capital expenditures for the new teleservice center in Norfolk, Virginia; (vi) approximately $1 million will be used to develop the new contract sales organization; and (vii) the balance of approximately $16.7 million will be used for working capital and other general corporate purposes. The Company routinely evaluates potential acquisitions of businesses, products and technologies that would complement or expand the Company's business. The Company may use a portion of the net proceeds from this offering for one or more such transactions; however, it currently has no commitments or agreements with respect to such transactions. Pending such use, the balance of the net proceeds will be invested in short-term, investment grade, interest bearing obligations.

  The Credit Facility entered into in connection with the TA Transaction expires on December 31, 2001. Amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the prime rate or LIBOR, plus in either case a margin which varies according to the ratio of total indebtedness of the Company for the most recently completed fiscal quarter to EBITDA for the current and three preceding fiscal quarters, each as defined in the Credit Facility. The interest rate on such indebtedness at July 31, 1997 was 7.9% per annum. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not declared or paid any cash dividends on its Common Stock since it became subject to taxation under Subchapter C of the Code in December 1996. The Company currently intends to retain its earnings for future growth and, therefore, does not anticipate paying cash dividends in the foreseeable future. Under

Delaware law, the Company is permitted to pay dividends only out of its surplus, or, if there is no surplus, out of its net profits. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results and current and anticipated cash needs. In addition, under the terms of the Credit Facility, the payment of cash dividends generally is prohibited without the consent of the lenders.

                                   DILUTION

  As of June 30, 1997, BLP had a pro forma net tangible book value of approximately $(14.7) million or $(1.97) per share of Common Stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities divided by the number of shares of Common Stock outstanding, including all outstanding stock grants and excluding all outstanding stock options and after giving effect to the conversion of all outstanding shares of Convertible Participating Preferred Stock. Without taking into account any other changes in the pro forma net tangible book value after June 30, 1997, other than to give effect to the receipt by the Company of the net proceeds from the sale of the 3,600,000 shares of Common Stock offered by the Company hereby, the pro forma net tangible book value of the Company as of June 30, 1997 would have been approximately $43.0 million or $3.89 per share. This represents an immediate increase in pro forma net tangible book value of $5.86 per share to existing stockholders and an immediate dilution of $13.61 per share to new investors. The following table illustrates this per share dilution:

   Initial public offering price per share.....................          $17.50
                                                                         ------
     Pro forma net tangible book value per share at June 30,
      1997.....................................................  $(1.97)
                                                                 ------
     Increase per share attributable to new investors..........    5.86
                                                                 ------
   Pro forma net tangible book value per share after the offer-
    ing........................................................            3.89
                                                                         ------
   Pro forma net tangible book value dilution per share to new
    investors..................................................          $13.61
                                                                         ======

  The following table summarizes, on a pro forma basis as of June 30, 1997 after giving effect to the conversion of all outstanding shares of Convertible Participating Preferred Stock, the differences between existing stockholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid:

                             SHARES PURCHASED  TOTAL CONSIDERATION
                            ------------------ ------------------- AVERAGE PRICE
                              NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
                            ---------- ------- ----------- ------- -------------
   Existing stockholders..   7,460,325   67.5% $ 3,105,740    4.7%    $ 0.42
   New investors..........   3,600,000   32.5  $63,000,000   95.3      17.50
                            ----------  -----  -----------  -----
     Total................  11,060,325  100.0% $66,105,740  100.0%
                            ==========  =====  ===========  =====

  Other than as noted above, the foregoing computations assume no exercise of any outstanding stock options after June 30, 1997 or the Underwriters' over-allotment option and do not include the repurchase upon the consummation of this offering of 466,666 shares of Common Stock from a former officer of the Company. See "Use of Proceeds." As of June 30, 1997, options to purchase 278,993 shares of Common Stock were outstanding. To the extent these options or the Underwriters' over-allotment option are exercised, there will be further dilution to new investors. See "Underwriting" for information concerning the Underwriters' over-allotment option.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1997 (i) on an actual basis and (ii) as adjusted to give effect to the sale by the Company of the 3,600,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                        JUNE 30, 1997
                                                     ---------------------
                                                      ACTUAL   AS ADJUSTED
                                                     --------  -----------
                                                        (IN THOUSANDS)
Current maturities of long-term debt(1)............. $  1,750    $   --
                                                     --------    -------
Long-term debt, net of current maturities(1)........ $ 18,000    $   --
                                                     ========    =======
Convertible Participating Preferred Stock, $.01 par
 value, 7,000,000 shares authorized; 7,000,000
 shares issued and outstanding; no shares
 authorized, issued or outstanding as adjusted...... $ 13,081    $   --
                                                     --------    -------
Redeemable Preferred Stock, $.01 par value,
 5,600,000 shares authorized; no shares issued or
 outstanding; no shares authorized, issued or
 outstanding as adjusted(2)......................... $     --    $   --
                                                     --------    -------
Stockholders' equity (deficit):
  Common Stock, $.01 par value, 12,000,000 shares
   authorized; 5,733,328 shares issued and 1,999,995
   outstanding; 50,000,000 shares authorized,
   14,750,330 shares issued and 10,550,331 shares
   outstanding as adjusted(3)....................... $     57    $   148
  Class A Common Stock, $.01 par value, 1,333,333
   shares authorized; 793,666 shares issued and
   outstanding; no shares authorized, issued or
   outstanding as adjusted..........................        8        --
  Class B Common Stock, $.01 par value, 4,666,666
   shares authorized; no shares issued or outstand-
   ing; no shares authorized, issued or outstanding
   as adjusted......................................      --         --
  Additional paid-in capital........................    1,969     62,126
  Treasury Stock, 3,733,333 shares actual and
   4,199,999 as adjusted, of Common Stock, at cost..  (18,850)   (24,350)(4)
  Retained earnings (deficit).......................  (10,689)   (10,953)(4)(5)
                                                     --------    -------
    Total stockholders' equity (deficit)............  (27,505)    26,971
                                                     --------    -------
    Total capitalization............................ $  5,326    $26,971
                                                     ========    =======

--------
(1) See Note 8 to the Financial Statements for information concerning long-term debt obligations.
(2) Upon completion of this offering, the Convertible Participating Preferred Stock will convert into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock, and all shares of Redeemable Preferred Stock will be redeemed for $10.0 million in cash, plus accumulated and unpaid dividends of $581,000.
(3) Excludes: (i) 565,659 shares of Common Stock currently issuable upon exercise of outstanding stock options, including 286,666 shares issued subsequent to June 30, 1997; (ii) 1,221,355 additional shares of Common Stock available for future grants under the 1996 Stock Plan; and (iii) 225,000 additional shares of Common Stock available for future sales under the Purchase Plan. See "Management--Employee Stock and Other Benefit Plans--1996 Stock Option and Incentive Plan" and "--1997 Employee Stock Purchase Plan." Assumes the conversion of the shares of the Company's Class A Common Stock and Convertible Participating Preferred Stock into shares of Common Stock effective upon consummation of the offering.
(4) Reflects the purchase of 466,666 shares of Common Stock from a former officer of the Company.
(5) Reflects anticipated write-off of unamortized loan fees of approximately $164,000, net of the related tax effect.

                        SELECTED FINANCIAL INFORMATION

  The selected statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the selected balance sheet data at December 31, 1995 and 1996 have been derived from the audited Financial Statements of the Company included elsewhere in this Prospectus. The selected balance sheet data at December 31, 1994 have been derived from the audited financial statements of the Company not included in this Prospectus. The selected statement of income data for the years ended December 31, 1992 and 1993 and the selected balance sheet data at December 31, 1992 and 1993 have been derived from the unaudited financial statements of the Company not included in this Prospectus. The selected statement of income data for the six months ended June 30, 1996 and 1997 and the selected balance sheet data at June 30, 1997 have been derived from the unaudited interim financial statements of the Company included elsewhere in this Prospectus which include all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the data. The interim results are not necessarily indicative of results of operations for the entire year. The following selected financial data should be read in conjunction with the Financial Statements and the Notes thereto of the Company and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Prospectus.

                                                                        SIX MONTHS
                                 YEARS ENDED DECEMBER 31,             ENDED JUNE 30,
                          ----------------------------------------    ---------------
                           1992     1993    1994    1995    1996       1996    1997
                          -------  ------- ------- ------- -------    ------- -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Revenues................  $18,781  $19,339 $20,580 $21,775 $40,219    $16,146 $32,121
Cost of sales...........   14,059   13,820  12,378  12,788  26,004     10,472  22,840
                          -------  ------- ------- ------- -------    ------- -------
 Gross profit...........    4,722    5,519   8,202   8,987  14,215      5,674   9,281
                          -------  ------- ------- ------- -------    ------- -------
Officers' compensation..    1,456    1,292   2,003   1,336  13,351(1)   1,398     572
Other selling, general
 and administrative ex-
 penses.................    4,643    4,027   4,533   5,005   6,644(2)   2,952   4,437
                          -------  ------- ------- ------- -------    ------- -------
 Total selling, general
  and administrative ex-
  penses................    6,099    5,319   6,536   6,341  19,995      4,350   5,009
                          -------  ------- ------- ------- -------    ------- -------
 Operating income
  (loss)................   (1,377)     200   1,666   2,646  (5,780)     1,324   4,272
Interest expense, net...       49       49      43      86     255        104     766
Nonrecurring loss on
 forgiveness of related
 party loan.............      --       --      --      --    1,076        --      --
                          -------  ------- ------- ------- -------    ------- -------
 Income (loss) before
  provision for income
  taxes.................   (1,426)     151   1,623   2,560  (7,111)     1,220   3,506
Provision for income
 taxes(3)...............      --       --       25      51     --         --    1,200
                          -------  ------- ------- ------- -------    ------- -------
 Net income (loss)......  $(1,426) $   151 $ 1,598 $ 2,509 $(7,111)   $ 1,220 $ 2,306
                          =======  ======= ======= ======= =======    ======= =======
Net income (loss) per
 common share...........                                   $ (0.86)           $  0.28
                                                           =======            =======
Pro forma weighted aver-
 age common shares out-
 standing(4)............                                     8,265              8,299
                                                           =======            =======

                                      DECEMBER 31,                       JUNE 30, 1997
                         -----------------------------------------  ------------------------
                          1992     1993     1994   1995     1996     ACTUAL   AS ADJUSTED(5)
                         -------  -------  ------ ------- --------  --------  --------------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equiva-
 lents.................. $    12  $     2  $   30 $   963 $  7,176  $  2,733     $24,422
Working capital (defi-
 cit)...................  (1,814)  (1,707)     78   3,046    2,416     2,797      26,356
Total assets............   1,596    1,792   5,128  10,499   23,097    25,155      46,570
Long-term debt, less
 current maturities.....      23       11     308   2,061   20,000    18,000         --
Redeemable equity secu-
 rities.................     --       --      --      --    12,500    13,081         --
Total stockholders' eq-
 uity (deficit).........  (1,604)  (1,453)    145   2,505  (29,387)  (27,505)     26,971

--------
(1) Includes $10.0 million for special officer bonuses, including $7.5 million as part of the TA Transaction.
(2) Includes $0.6 million for fees related to the TA Transaction.
(3) The Company elected to be taxed under Subchapter S of the Code until December 4, 1996, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only state business tax expense, if any. If the Company had been subject to taxation under Subchapter C of the Code for the year ending December 31, 1996, the pro forma benefit for income taxes would have been ($2,905,000) and the pro forma net loss per common share would have been ($0.51). Because the Company elected to be subject to taxation under Subchapter C of the Code for the six months ended June 30, 1997, the provision for income taxes and the net income per common share reflected above for such period is presented on an actual basis.
(4) Due to the effect of the TA Transaction on the Company's capital structure, per share data for the years ended prior to December 31, 1996 are not comparable to subsequent periods and, therefore, have not been presented. Pro forma weighted average common shares outstanding has been computed as provided in Note 3 to the Financial Statements of the Company included elsewhere in this Prospectus.
(5) Gives effect to the completion of this offering and the receipt and application of the estimated net proceeds from this offering (including the use of such proceeds to purchase 466,666 shares of Common Stock from a former officer of the Company) as if such transactions had been completed on June 30, 1997. Also reflects the anticipated write-off of unamortized loan fees of approximately $164,000 or ($0.02) per share as of June 30, 1997, net of the related tax effect. See "The Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Capitalization."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the results of operations and financial condition of the Company should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus. This Prospectus contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth below and under "Business," as well as in this Prospectus generally. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth under "Risk Factors" and the matters set forth in this Prospectus generally.

OVERVIEW

  BLP provides outsourced promotional, marketing and educational services to the pharmaceutical industry. Substantially all of the Company's customers are large pharmaceutical companies seeking to communicate their messages to physicians and other healthcare professionals on a cost-effective basis. The Company's objective is to enhance its position as a leading provider of peer-to-peer and other meetings and to continue to expand its array of other outsourced promotional, marketing and educational services.

  Following several years of relatively modest revenue growth, BLP's revenues grew significantly from 1995 to 1996 and revenues in the first six months of 1997 have increased significantly as compared to the first six months of 1996. This growth resulted from increased business with existing customers, the addition of new customers, and expansion of the services offered. The Company believes that the increase in business with existing customers and the addition of new customers reflect increased recognition of peer-to-peer meeting programs as an effective promotional technique and increased levels of promotional, marketing and educational spending in the pharmaceutical industry. Principal elements of the Company's growth strategy are further enhancing and expanding its service offerings through acquisition or internal development, continuing to increase business with existing customers, and obtaining new customers. As part of this strategy, the Company recently increased its focus on both symposia and educational conferencing services and expanded its portfolio of services to include product marketing, teleservices and contract sales. The Company opened its new teleservice center in Norfolk, Virginia in July 1997 to support the expansion of its teleservices capabilities.

  Certain of BLP's newer services, particularly symposia, have lower gross margins than the Company's historical business. Further, although revenues from the Company's peer-to-peer meeting business grew from $20.6 million in 1995 to $33.4 million in 1996, the Company does not anticipate that future growth, if any, of revenues from this business will continue at such an accelerated rate. Additionally, the start-up costs related to the Company's new teleservice center and new contract sales organization will negatively impact the Company's near-term financial performance. The Company's objective is to maintain its operating profit margins through efficiency efforts and leveraging its operating expenses by increasing revenues. However, if the Company's efforts to enhance the profitability of its services are not successful or if total revenues do not grow sufficiently to fully leverage operating expenses, the Company's operating margins could be adversely affected.

  In December 1996, the Company completed the TA Transaction. In connection with the TA Transaction, the TA Investors invested $12.5 million to acquire 7,000,000 shares of Convertible Participating Preferred Stock of the Company. In addition, the Company incurred $21.0 million of indebtedness under the Credit Facility, including $20.0 million of term indebtedness. The Company used the proceeds from these financing transactions principally to redeem capital stock from, and to pay bonuses to, senior officers of the Company. See "Certain Transactions." The repayment of the Credit Facility with the net proceeds of this offering will reduce interest expense, although the Company may incur future interest expense in connection with any future borrowings.

RESULTS OF OPERATIONS

  The following table sets forth the percentages of revenues represented by certain items reflected in the Company's statements of income. The information that follows should be read in conjunction with the Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                               SIX MONTHS
                              YEARS ENDED DECEMBER 31,       ENDED JUNE 30,
                             ----------------------------    ----------------
                               1994      1995      1996       1996     1997
                             --------  --------  --------    -------  -------
Revenues....................    100.0%    100.0%    100.0%     100.0%   100.0%
Cost of sales...............     60.1      58.7      64.7       64.9     71.1
                             --------  --------  --------    -------  -------
  Gross profit..............     39.9      41.3      35.3       35.1     28.9
                             --------  --------  --------    -------  -------
Officers' compensation......      9.7       6.1      33.2(1)     8.6      1.8
Other selling, general and
 administrative expenses....     22.1      23.0      16.5(2)    18.3     13.8
                             --------  --------  --------    -------  -------
  Total selling, general and
   administrative expenses..     31.8      29.1      49.7       26.9     15.6
                             --------  --------  --------    -------  -------
  Operating income (loss)...      8.1      12.2     (14.4)       8.2     13.3
Interest expense, net.......      0.2       0.4       0.6        0.6      2.4
Nonrecurring loss on for-
 giveness of related party
 loan.......................      --        --        2.7        --       --
                             --------  --------  --------    -------  -------
  Income (loss) before pro-
   vision for income taxes..      7.9      11.8     (17.7)       7.6     10.9
Provision for income tax-
 es(3)......................      0.1       0.3       --         --       3.7
                             --------  --------  --------    -------  -------
  Net income (loss).........      7.8%     11.5%    (17.7)%      7.6%     7.2%
                             ========  ========  ========    =======  =======

--------
(1) Includes $10.0 million, or 24.9% of revenues, for special officer bonuses, including $7.5 million as part of the TA Transaction.
(2) Includes $0.6 million, or 1.5% of revenues, for fees related to the TA Transaction.
(3) The Company elected to be taxed under Subchapter S of the Code until December 4, 1996, and accordingly the provision for income taxes for all periods ending on or prior to such date reflects only state business tax expense, if any.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 1996

  Revenues increased $16.0 million, or 98.9%, from $16.1 million in the six months ended June 30, 1996 to $32.1 million in the six months ended June 30, 1997. This increase was due to growth of the Company's conferencing services. This growth was comprised principally of a $6.1 million, or 42.0%, increase in revenues from peer-to-peer meetings and the addition of $9.9 million of revenues from symposia services, which were introduced in late 1996.

  Cost of sales increased $12.4 million, or 118.1%, from $10.4 million in the six months ended June 30, 1996 to $22.8 million in the six months ended June 30, 1997. Cost of sales as a percentage of revenues increased from 64.9% in the prior year period to 71.1% in the current year period. The increase in cost of sales as a percentage of revenues was due primarily to the introduction of symposia services, which have a lower average gross profit than the Company's core business due to the higher proportion of production costs which are passed through to the customer with little or no markup.

  Selling, general and administrative expenses increased $0.6 million, or 15.1%, from $4.4 million in the six months ended June 30, 1997 to $5.0 million in the six months ended June 30, 1996, as the cost of personnel additions of approximately $1.0 million and other operating expenses of $0.4 million in the current year period was partially offset by reductions in officer compensation agreed upon in connection with the TA Transaction. Selling, general and administrative expenses decreased as a percentage of revenues from 26.9% in the prior year period to 15.6% in the current year period primarily as a result of increased revenues.

  Operating income increased $3.0 million, or 222.6%, from $1.3 million in the six months ended June 30, 1996 to $4.3 million in the six months ended June 30, 1997. Operating income as a percentage of revenues increased from 8.2% in the prior year period to 13.3% in the current year period. The increase in operating income as a percentage of revenues was due to the aforementioned decrease in selling, general and administrative expenses as a percentage of revenues, partially offset by the aforementioned increase in cost of sales as a percentage of revenues.

  Interest expense, net increased by 636.0% from $0.1 million in the six months ended June 30, 1996 to $0.8 million in the six months ended June 30, 1997. This increase was attributable to the Company's borrowings under its $20.0 million term loan in December 1996 and, to a lesser extent, to borrowings under the Company's revolving credit facility, partially offset by the repayment of borrowings made under a previous loan agreement.

  The provision for income taxes in the six months ended June 30, 1997 was $1.2 million, reflecting estimated federal and state income tax expense, partially offset by the utilization of benefits from net deferred tax assets recognized on the Company's December 31, 1996 balance sheet which are related to net operating loss carryforwards. Prior to December 4, 1996, the Company had elected to be subject to taxation under Subchapter S of the Code and, therefore, no federal income tax expense was recorded in the six months ended June 30, 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues increased $18.4 million, or 84.7%, from $21.8 million in 1995 to $40.2 million in 1996. This increase was due primarily to growth of the Company's promotional and other conferencing services, as well as the expansion of its educational conferencing services and the introduction of its teleservices and product marketing services. Revenues from promotional and other conferencing services increased $14.2 million, or 69.2%, from 1995 to 1996. Of this increase, $12.7 million resulted from an increase in peer-to-peer meetings and $1.5 million resulted from symposia services which the Company introduced in late 1996. On a combined basis, revenues from educational conferencing services, teleservices and product marketing services increased $4.1 million, or 354.4%, from $1.2 million in 1995 to $5.3 million in 1996.

  Cost of sales increased $13.2 million, or 103.3%, from $12.8 million in 1995 to $26.0 million in 1996. Cost of sales as a percentage of revenues increased from 58.7% in 1995 to 64.7% in 1996. The increase in cost of sales as a percentage of revenues was due primarily to: (i) higher costs related to recruiting for and production of peer-to-peer meetings; (ii) the expansion of the Company's educational conferencing services, which have a lower average gross profit than the Company's historical core business due to the Company's use of selected third party providers for certain production efforts; (iii) the introduction of symposia services, which have a lower average gross profit than the Company's historical core business due to the higher proportion of production costs which are passed through to the customer with little or no markup; and (iv) the introduction of teleservices, which have a lower average gross profit than the Company's historical core business due to the use of selected third party providers and the pricing structure related to this line of business.

  Selling, general and administrative expenses increased $13.7 million, or 215.3%, from $6.3 million in 1995 to $20.0 million in 1996. This increase was due primarily to special officer bonuses of $10.0 million, including $7.5 million as part of the TA Transaction in December 1996, and fees of $0.6 million related to the TA Transaction. The remaining expense increase was due to increased officer compensation of $2.0 million and $1.1 million for additional personnel, outside services and other operating expenses incurred to support the Company's growth. Selling, general and administrative expenses increased as a percentage of revenues from 29.1% in 1995 to 49.7% in 1996 primarily as a result of the special officer bonuses and fees, which amounted to 26.4% revenues in 1996, partially offset by increased revenues.

  Operating income (loss) decreased $8.4 million from operating income of $2.6 million in 1995 to an operating loss of $5.8 million in 1996. Operating income
(loss) as a percentage of revenues decreased from 12.2% operating income in 1995 to a 14.4% operating loss in 1996. The decrease in operating income
(loss) as a percentage of revenues was due to the aforementioned increase in cost of sales as a percentage of revenue and the aforementioned increase in selling, general and administrative expenses as a percentage of revenues. The increase in selling, general and administrative expenses primarily reflected expenses related to the TA Transaction, comprising 26.4% of 1996 revenues.

  In December 1996, the Company incurred a nonrecurring loss of approximately $1.1 million resulting from the write-down of a promissory note to a former affiliate. This note was purchased by certain of the Company's officers in connection with the TA Transaction.

  Interest expense, net increased 197.5% from $0.1 million in 1995 to $0.3 million in 1996. This increase was attributable to the Company's borrowings under the $20.0 million term loan portion of the Credit Facility in December 1996 and, to a lesser extent, to borrowings under the revolver portion of the Company's Credit Facility, partially offset by the repayment of borrowings made under a previous loan agreement.

  There was no provision for income taxes recorded in 1996 because the Company incurred a net operating loss during the period subsequent to becoming subject to taxation under Subchapter C of the Code on December 4, 1996. Prior to December 4, 1996, the Company had elected to be subject to taxation under Subchapter S of the Code and, therefore, only state business taxes were incurred in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues increased $1.2 million, or 5.8%, from $20.6 million in 1994 to $21.8 million in 1995. This increase was due to the introduction of the Company's educational conferencing services, which accounted for $1.2 million of revenues in 1995 and no revenue in 1994.

  Cost of sales increased $0.4 million, or 3.3%, from $12.4 million in 1994 to $12.8 million in 1995 due to an increase in revenues. Cost of sales as a percentage of revenues decreased from 60.1% in 1994 to 58.7% in 1995. The decrease in cost of sales as a percentage of revenues was primarily due to the realization of cost efficiencies related to technological improvements in the Company's process for recruiting attendees for peer-to-peer meetings.

  Selling, general and administrative expenses decreased $0.2 million, or 2.9%, from $6.5 million in 1994 to $6.3 million in 1995. This decrease was due primarily to a $0.7 million reduction in officer compensation partially offset by increases in other operating expenses. Selling, general and administrative expenses decreased as a percentage of revenues from 31.8% in 1994 to 29.1% in 1995.

  Operating income increased $1.0 million, or 58.8%, from $1.7 million in 1994 to $2.7 million in 1995. Operating income as a percentage of revenues increased from 8.1% in 1994 to 12.2% in 1995. The increase in operating income as a percentage of revenues was due to the aforementioned decreases in cost of sales and selling, general and administrative expenses as a percentage of revenues.

  Interest expense, net increased by 100.0% in 1995 compared to 1994 due to an increase in borrowings under a previous loan agreement.

  The Company had elected to be subject to taxation under Subchapter S of the Code in 1994 and 1995 for Federal income tax purposes and, therefore, only state business taxes were incurred in these years.

QUARTERLY FINANCIAL INFORMATION

  The following table sets forth unaudited quarterly operating results for each of the Company's last ten quarters as well as certain of such data expressed as a percentage of revenues for the periods indicated. This information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments (consisting of normal and recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly results are not necessarily indicative of future results of operations. This information should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                              THREE MONTHS ENDED
                        ---------------------------------------------------------------------------------------------------
                        MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30, SEPT. 30, DEC. 31,    MARCH 31, JUNE 30,
                          1995      1995      1995      1995      1996      1996     1996      1996        1997      1997
                        --------- --------  --------- --------  --------- -------- --------- --------    --------- --------
                                                                (IN THOUSANDS)
Revenues..............   $4,509    $3,449    $3,654   $10,163    $6,973    $9,173   $9,592   $14,481      $13,673  $18,448
Cost of sales.........    2,797     2,316     2,269     5,406     4,496     5,976    5,949     9,583        9,737   13,103
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Gross profit........    1,712     1,133     1,385     4,757     2,477     3,197    3,643     4,898        3,936    5,345
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
Officers' compensa-
 tion.................      427       324       191       394       683       715      461    11,492(1)       286      286
Other selling, general
 and administrative
 expenses.............    1,222     1,154     1,137     1,492     1,488     1,464    1,511     2,181(2)     1,964    2,473
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Total selling, gen-
   eral and adminis-
   trative
   expenses...........    1,649     1,478     1,328     1,886     2,171     2,179    1,972    13,673        2,250    2,759
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Operating income
   (loss).............       63      (345)       57     2,871       306     1,018    1,671    (8,775)       1,686    2,586
Interest expense,
 net..................        5        28        30        23        55        49       24       127          409      357
Nonrecurring loss on
 forgiveness of re-
 lated party loan.....      --        --        --        --        --        --       --      1,076          --       --
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Income (loss) before
   provision for in-
   come taxes.........       58      (373)       27     2,848       251       969    1,647    (9,978)       1,277    2,229
Provision for income
 taxes................      --        --        --         51       --        --       --        --           400      800
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Net income (loss)...   $   58    $ (373)   $   27   $ 2,797    $  251    $  969   $1,647   $(9,978)     $   877  $ 1,429
                         ======    ======    ======   =======    ======    ======   ======   =======      =======  =======
                                                            PERCENTAGE OF REVENUES
                        ---------------------------------------------------------------------------------------------------
                        MARCH 31, JUNE 30,  SEPT. 30, DEC. 31,  MARCH 31, JUNE 30, SEPT. 30, DEC. 31,    MARCH 31, JUNE 30,
                          1995      1995      1995      1995      1996      1996     1996      1996        1997      1997
                        --------- --------  --------- --------  --------- -------- --------- --------    --------- --------
Revenues..............    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%   100.0%    100.0%       100.0%   100.0%
Cost of sales.........     62.0      67.1      62.1      53.2      64.5      65.1     62.0      66.2         71.2     71.0
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Gross profit........     38.0      32.9      37.9      46.8      35.5      34.9     38.0      33.8         28.8     29.0
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
Officers' compensa-
 tion.................      9.5       9.4       5.2       3.9       9.8       7.8      4.8      79.4(1)       2.1      1.6
Other selling, general
 and administrative
 expenses.............     27.1      33.5      31.1      14.7      21.3      16.0     15.8      15.1(2)      14.4     13.4
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Total selling, gen-
   eral and adminis-
   trative
   expenses...........     36.6      42.9      36.3      18.6      31.1      23.8     20.6      94.4         16.5     15.0
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Operating income
   (loss).............      1.4     (10.0)      1.6      28.2       4.4      11.1     17.4     (60.6)        12.3     14.0
Interest expense,
 net..................      0.1       0.8       0.8       0.2       0.8       0.5      0.3       0.9          3.0      1.9
Nonrecurring loss on
 forgiveness of re-
 lated party loan.....      --        --        --        --        --        --       --        7.4          --       --
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Income (loss) before
   provision for in-
   come taxes.........      1.3     (10.8)      0.7      28.0       3.6      10.6     17.2     (68.9)         9.3     12.1
Provision for income
 taxes................      --        --        --        0.5       --        --       --        --           2.9      4.4
                         ------    ------    ------   -------    ------    ------   ------   -------      -------  -------
  Net income (loss)...      1.3%    (10.8)%     0.7%     27.5%      3.6%     10.6%    17.2%    (68.9)%        6.4%     7.7%
                         ======    ======    ======   =======    ======    ======   ======   =======      =======  =======

-----
(1) Includes $10.0 million, or 69.1% of revenues, for special officer bonuses, including $7.5 million as part of the TA Transaction.
(2) Includes $0.6 million, or 3.8% of revenues, for fees related to the TA Transaction.

  BLP's results of operations historically have fluctuated on a quarterly basis and can be expected to continue to be subject to quarterly fluctuations. In recent years, the Company has experienced substantially higher revenues in the fourth quarter of its fiscal year than in the preceding three quarters of such fiscal year. The Company believes these increases were related to its customers' budgeting processes and spending patterns. There can be no assurances that this trend will continue. Quarterly results can vary as a result of a number of factors, including the timing of peer-to-peer projects and symposia, expenditure patterns of the Company's customers, delays or costs associated with acquisitions, the commencement, completion or cancellation of significant contracts, announcements by the Company, competitors or customers, government or private market regulatory initiatives, relative profit margins of the services provided to customers, conditions in the healthcare industry generally, conditions in the markets for outsourced promotional, marketing and educational services more specifically, or other events or factors, many of which are beyond the Company's control. See "Risk Factors--Variation in Quarterly Operating Results; Possible Volatility of Stock Price."

LIQUIDITY AND CAPITAL RESOURCES

  At June 30, 1997, the Company had $2.8 million in working capital, an increase of $0.4 million from December 31, 1996. At December 31, 1996, the Company had $2.4 million in working capital, a decrease of $0.6 million from December 31, 1995. The Company's primary sources of liquidity as of June 30, 1997 consisted of cash and cash equivalents, accounts receivable and borrowing availability under the revolver portion of the Credit Facility.

  The Company's accounts receivable turnover averaged 95, 93 and 66 days outstanding for the periods ended June 30, 1997, December 31, 1996 and December 31, 1995, respectively. The allowance for doubtful accounts was $300,000, $300,000 and $0 at June 30, 1997, December 31, 1996 and December 31,
1995, respectively. The Company periodically reviews the financial condition of its customers and its receivable collections history relative to the particular billing arrangements for each account. Based on this review, the Company believes that its receivable turnover is reasonable and its allowance for doubtful accounts is adequate for the periods ended June 30, 1997, December 31, 1996 and December 31, 1995.

  During the six months ended June 30, 1997, the Company used $1.9 million in operating activities. This included payment of $7.5 million of officer bonuses as part of the TA Transaction partially offset by $5.6 million of cash provided by other operating activities. During this period, the Company used $1.4 million in investing activities to purchase additional equipment, primarily related to the Company's new teleservice center in Norfolk, Virginia. Also during this period, the Company used $1.1 million in financing activities, as it fully paid-down the revolver portion of the Credit Facility.

  During 1996, the Company used $0.7 million in operating activities and $0.1 million in investing activities relating to the purchase of additional equipment. Also during this year, the Company provided $7.1 million in financing activities primarily related to the TA Transaction, as discussed below, partially offset by the repayment of $2.3 million under a prior term loan and line of credit.

  In connection with the TA Transaction on December 4, 1996, the Company entered into the Credit Facility. The Credit Facility provides for a $5.0 million revolving credit facility and a $20.0 million term loan and is secured by the Company's assets. As of December 31, 1996 and June 30, 1997, $1.0 million and $0.0 million, respectively, were outstanding under the revolver portion of the Credit Facility. Borrowings under the revolver portion of the Credit Facility are due on December 31, 2001. The term loan is to be repaid in incremental annual payments on a quarterly basis over five years through December 31, 2001. The interest rates on the loans vary and are based upon either the prime rate or LIBOR, plus in either case a margin which varies according to the ratio of total indebtedness of the Company for the most recently completed fiscal quarter to EBITDA for the current and three preceding fiscal quarters, each as defined in the Credit Facility. The Credit Facility contains various financial, operating and reporting covenants. In July 1997, the Company amended certain Credit Facility covenants to allow for the anticipated increase in capital expenditures related to its new teleservice center. Additionally, as required under the terms of the Credit Facility, the Company entered into an interest rate swap agreement in 1997 to provide interest rate protection on 50% of the outstanding principal balance of the term loan.

  In addition to the funds provided by the debt financing described above, the TA Investors invested $12.5 million in the Company to acquire 7,000,000 shares of the Company's Convertible Participating Preferred Stock. The funds provided by the debt and equity financings in the TA Transaction were used to redeem common stock from senior officers of the Company ($18.9 million), to pay bonuses to certain officers of the Company, all of which were accrued and paid in the first quarter of 1997 ($7.5 million), and to satisfy obligations to a former shareholder ($6.2 million). See "Certain Transactions."

  Primarily in connection with the Company's development of its new teleservice center in Norfolk, Virginia and the implementation of a new management information system, the Company anticipates capital expenditures to increase to approximately $4.8 million in 1997.

  Upon completion of this offering, as described elsewhere in this Prospectus, the Convertible Participating Preferred Stock will convert into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock. The Redeemable Preferred Stock will be immediately redeemed for $10.0 million plus accumulated dividends, $581,000 at June 30, 1997, using a portion of the net proceeds from the sale of Common Stock from this offering. In addition, the net proceeds of the offering will be used to make a mandatory prepayment of the entire balance of the term loan portion of the Credit Facility. Such repayment of the term loan using the net proceeds of the offering is required by the terms of the Credit Facility. The net proceeds will also be used to purchase 466,666 shares of Common Stock from a former officer of the Company. The Company believes that the remaining net proceeds from this offering, together with cash generated from operations, will be sufficient to fund its anticipated working capital needs and capital expenditures (other than financing necessary to complete future acquisitions) for at least the next twelve months. The proceeds from this offering will provide cash for technological enhancements and additional growth and expansion, other than future acquisitions, if any. To finance future acquisitions the Company may need to issue additional securities and incur additional debt. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. The failure to raise the funds necessary to finance future cash requirements could materially and adversely affect the Company's ability to pursue its strategy and its operating results in future periods. See "Use of Proceeds."

NEW ACCOUNTING PRONOUNCEMENTS

  The Financial Accounting Standards Board has issued a new standard, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied. The Company will continue to account for employee stock-based compensation under Opinion 25 and will make the pro forma disclosures required under SFAS 123.

  Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") which becomes effective for the period ending December 31, 1997, establishes new standards for computing and presenting earnings per share ("EPS"). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. Previously reported EPS amounts must be restated under the new standard when it becomes effective. The impact of adopting SFAS 128 for the year ending December 31, 1996 and for the six months ending June 30, 1997 would not have been material.

                                   BUSINESS

GENERAL

  Boron, LePore & Associates, Inc. provides outsourced promotional, marketing and educational services to the pharmaceutical industry. The Company has become a leading provider of peer-to-peer meetings. BLP recently expanded the range of its outsourced promotional, marketing and educational services. Newer service offerings include coordination of other types of meetings such as symposia, continuing education conferences and video satellite conferences; product marketing services (which involve obtaining rights to market a pharmaceutical product, often on a shared reward basis); teleservices such as teledetailing, telemarketing, sales support and fulfillment; and contract sales services. In July 1997, the Company opened a teleservice center in Norfolk, Virginia to suppport expansion of its teleservices business.

  The Company's predecessor, Boron, LePore & Associates, Inc., a New Jersey corporation, was founded in 1981. In November 1996, the Company's predecessor reincorporated in Delaware to form the Company by merging with and into BLA Acquisition Corp., a newly-formed Delaware corporation. BLA Acquisition Corp., the surviving corporation, changed its name to Boron, LePore & Associates, Inc., upon consummation of the merger.

INDUSTRY OVERVIEW

  Based on data from Scott-Levin, a healthcare marketing information company, pharmaceutical companies spent approximately $900 million in 1996 on promotional and marketing meetings and events, including peer-to-peer meetings and symposia, primarily conducted by third party suppliers. Pharmaceutical companies have relied for many years on third party providers of promotional, marketing and educational conferencing services. In recent years, changes in the pharmaceutical industry have led to greater outsourcing of promotional, marketing and educational functions. At the same time, pharmaceutical companies and providers of promotional, marketing and educational services to such companies have broadened their means of communicating with target audiences from traditional product detailing, peer-to-peer meetings and in-person conferences to also include teleconferences, satellite conferences and various other forms of teleservices.

  BLP believes the following factors affect promotional, marketing and educational expenditures by pharmaceutical companies and the related use of third party providers of promotional, marketing and educational services:

  Communications with Physicians. Pharmaceutical companies have long recognized that communicating with the physicians who prescribe drugs is crucial to gaining market share. The Company believes that pharmaceutical companies view peer-to-peer meetings as a highly effective means of providing information regarding their products to physicians. The development of sophisticated prescription tracking systems has enabled pharmaceutical companies to measure the impact of peer-to-peer meetings on sales. These prescription tracking systems permit pharmaceutical companies to identify prospective peer-to-peer meeting attendees and to track the prescription patterns of the physicians who attend. The Company believes that outsourced promotional and marketing organizations having a demonstrated ability to reach physicians in a cost-effective, focused manner are important to the overall marketing efforts of pharmaceutical companies.

  Consumer-Oriented Communications. BLP believes that consumers have recently begun to play an increasingly significant role in their selection of healthcare options and therapeutic products. Accordingly, pharmaceutical companies have increasingly focused on communicating product information directly to consumers. The Company believes that promotional and marketing organizations that can effectively and efficiently communicate with consumers directly, through services such as in-person conferences and teleservices, may in the future play an increasingly significant role in educating consumers about pharmaceutical products.

  Product Pipelines. In 1996, the Food and Drug Administration (the "FDA") approved for sale 131 new drugs and drug indications, including 53 new molecular entities, representing an 89% increase in the number of new molecular entities approved compared to 1995. This increase is partially attributable to the FDA's expedited review and approval procedures. The Company believes that pharmaceutical companies have found peer-to-peer meetings to be an effective means of communicating information in connection with new product launches and that opportunities to provide this service exist as a result of the present pipeline of new drugs and drug indications. In addition, the Company believes that pharmaceutical companies are examining their existing drug product portfolios to identify revenue and profit enhancement opportunities for drugs at various stages in their product life cycles. Accordingly, the Company believes there are multiple sources of potential new business for providers of outsourced promotional, marketing and educational services.

  Cost Containment Efforts. The potential for implementation of national healthcare reform in the early 1990s and the growing influence of managed care and healthcare cost containment initiatives throughout the 1990s created downward pressure on pharmaceutical prices and on the profit margins of pharmaceutical companies. These pressures have contributed to increased consolidation in the pharmaceutical industry which has resulted in an increased focus on reducing operating costs to achieve economies of scale and cost synergies. Pharmaceutical companies have employed a variety of strategies to preserve or enhance operating margins in this environment. These include outsourcing activities such as research and development and certain promotional, marketing and sales activities in order to shift fixed costs to variable costs and to promote greater operating efficiency. BLP believes that pharmaceutical companies are increasingly receptive to outsourcing promotional, marketing and sales activities to specialized third party service providers, particularly those who can offer a wide array of services targeted to specific audiences.

  Consolidation of Third Party Vendor Relationships. Many pharmaceutical companies that outsource promotional, marketing and educational services increasingly seek relationships with firms capable of providing a range of high quality service alternatives. Certain of these pharmaceutical companies seek to consolidate their outsourced promotional, marketing and educational service needs with a limited group of providers with which they have established relationships. Consolidating providers facilitates the implementation of an integrated marketing strategy to a variety of audiences and provides cost and operating efficiencies to the pharmaceutical company. In this regard, some pharmaceutical companies have established "preferred provider" relationships with selected vendors.

GROWTH STRATEGY

  BLP's objective is to enhance its position as a leading provider of peer-to-peer and other meetings and continue to expand its array of other outsourced promotional, marketing and educational services, focused mainly on the pharmaceutical industry. The following are the principal elements of the Company's strategy:

  Offer a Broader Range of Promotional, Marketing and Educational
Services. BLP intends to continue to expand the types of services it offers to meet its customers' diversified promotional, marketing and educational needs. The Company believes pharmaceutical companies seeking to outsource marketing functions will increasingly rely on a core group of full-service providers who can offer an integrated array of high quality services, using varied media targeted to reach distinct audiences. The Company believes that as a leading provider of peer-to-peer meetings it has an established platform from which to offer other promotional and marketing services. BLP introduced symposia, product marketing, and telemarketing services in 1996 and contract sales services in August 1997. Of these new business areas, symposia generated the most new revenues, accounting for revenues of $9.9 million during the first six months of 1997, or 30.8% of total revenues during this period.

  Increase Business with Existing Customers. The Company seeks to leverage its market reputation as a provider of peer-to-peer meetings to generate demand for additional peer-to-peer and other meetings, as well as product marketing services, teleservices and contract sales services. The demand for BLP's promotional and marketing services has increased, in part, due to its customers' ability to monitor prescriptions of pharmaceutical products through computerized prescription tracking systems.

  Obtain New Customers. BLP seeks to expand its customer base by targeting large domestic pharmaceutical companies which are not currently customers. In addition, future customer initiatives may focus on smaller pharmaceutical companies, foreign pharmaceutical companies and other healthcare companies which could benefit from the Company's services. Examples of possible customers in related healthcare industries include drug wholesalers, biotechnology companies and medical device manufacturers. In addition, BLP believes that its teleservices capability may be attractive to managed care organizations seeking to communicate with and provide healthcare information to their members.

  Target New Audiences. BLP believes that consumers of pharmaceutical products have assumed an increasingly active role in the selection of their healthcare options and therapeutic products. Pharmaceutical companies thus seek providers of promotional, marketing and educational services that can effectively communicate product information directly to consumers through both traditional and new forms of media. In addition, other new audiences such as pharmacists, formulary managers, and hospital groups influence demand for pharmaceutical products. BLP believes that its broad range of service capabilities, including its new teleservice center, will enable it to reach consumers and other new audiences effectively on behalf of pharmaceutical companies.

  Pursue Strategic Acquisitions. The Company's business strategy includes consideration of strategic acquisitions in complementary and existing business areas. The Company believes that acquiring outsourced marketing companies may in some cases facilitate more effective and rapid development of a broader array of services, or expansion of existing services, than developing these service capabilities internally. The Company's strategy following any acquisition would be to use its competitive strengths, including its reputation in the industry, its long-standing customer relationships and its range of available services, to improve the financial and market performance of both BLP and the acquired company.

SERVICES

  BLP's principal lines of business presently include: (i) promotional and other conferencing services; (ii) educational conferencing services; (iii) product marketing services; (iv) teleservices; and (v) contract sales services.

 Promotional and Other Conferencing Services

  The Company conducts and produces conferences in a variety of formats and through different forms of media. All of BLP's conferences are sponsored by the Company's pharmaceutical company customers. The conferences are designed to communicate the sponsoring pharmaceutical company's message to the physicians and other healthcare professionals who attend. BLP's promotional conference service is providing peer-to-peer meetings, which involve a small gathering of physicians who are invited to meet in person or by teleconference to discuss a particular drug or indication under the chairmanship of a Company trained and employed moderator. Other conference services include providing symposia, which are attended by a larger number of attendees and involve a more in-depth presentation than peer-to-peer meetings, and video satellite conferencing. The Company's meetings are not limited to these formats, however, as the Company will coordinate meetings in any format that can effectively convey a customer's message.

  Peer-to-Peer. Peer-to-peer meetings among physicians have been the historic foundation of BLP's revenues and growth. Through peer-to-peer meetings, pharmaceutical companies are able to convey information concerning their products to physicians. Physicians who attend the meetings in turn have an opportunity to exchange ideas, clinical experiences and opinions about current therapies. Peer-to-peer meetings are particularly useful in connection with new product launches and products that require an in-depth explanation of their associated therapeutic benefits.

  Peer-to-peer meetings typically involve 10 to 12 healthcare practitioners, primarily physicians, who are identified by a pharmaceutical company and generally invited using the Company's telerecruiting center. The attending physicians discuss therapeutic benefits of a new drug or new indication for a familiar drug under the chairmanship of a Company trained moderator. The meetings take place throughout the United States, either at a local hotel or restaurant over dinner (a clinical experience program or "CEP") or by teleconference (a clinical experience teleconference or "CET"). CET meetings are increasingly popular because physicians have a greater choice of meeting times and can interact with peers from around the country. The physicians who attend peer-to-peer meetings receive non-cash honoraria consistent with applicable American Medical Association (the "AMA") and pharmaceutical industry guidelines, which they may donate to charity or use for the purchase of items such as medical equipment or textbooks.

  BLP believes pharmaceutical companies select a peer-to-peer meeting provider based on the ability of the provider to attract the invited physicians to attend and the provider's performance record in communicating the customer's message effectively. The Company's customers purchase prescription drug tracking data from independent companies to measure the effectiveness of the peer-to-peer meetings. The prescription drug tracking data generally has demonstrated that physicians who attend the Company's meetings increase their prescriptions of drugs reviewed at the meetings. The Company believes that its reputation, which has been developed over 13 years of conducting peer-to-peer meetings, facilitates recruiting physicians to attend its peer-to-peer meetings.

  The Company believes that its moderators have been an important factor in the success of its peer-to-peer meetings. The Company historically has focused on hiring individuals with industry experience as moderators. BLP has developed training techniques to enable the moderators to lead effective peer-to-peer meetings and communicate the therapeutic benefits of a drug. Moderators are trained in such matters as how to best familiarize themselves with the product, how to prepare the proper setting for a meeting, how to deliver an effective presentation and how to coordinate the proper flow of information between the moderator and the physicians and among the physicians. In addition, BLP performs periodic quality reviews of its moderators and solicits feedback from customers and physicians about each moderator.

  BLP's contracts for the coordination and production of peer-to-peer meetings generally are fee based, although some contain a performance component which is monitored through the use of the independent prescription tracking systems. The Company's contracts typically require it to provide a certain number of meetings (usually 100 to 300) over a specified period of time (typically three to six months) on behalf of a customer. The terms of each of the Company's contracts vary based upon the complexity of the individual arrangement, whether the meetings will be CEP or CET meetings, the duration of the contract, the number of meetings and attendees covered by the contract and the locations for the meetings. The volume of meetings coordinated and produced by the Company has enabled it to obtain discount pricing and preferred scheduling from Marriott Hotels, which has a dedicated sales representative in the Company's office, and discount pricing from other vendors of services such as airlines and overnight courier services.

  In 1994, 1995 and 1996, BLP conducted 3,922, 4,312 and 7,749 peer-to-peer meetings, respectively. These meetings generated revenues of approximately $20.6 million in 1994, $20.6 million in 1995, and $33.4 million in 1996, constituting 100.0%, 94.7% and 83.0%, respectively, of the Company's revenues in each of these years. For the first six months of 1996 and 1997, the Company conducted 3,185 and 4,756 peer-to-peer meetings, respectively, which accounted for revenues of $14.4 million and $20.5 million, respectively, or 89.2% and 63.7% of the Company's revenues for the respective six-month periods.

  Symposia. The Company added symposia in the fourth quarter of 1996 to complement its peer-to-peer meeting business. A Company organized symposium generally involves attendance by approximately 50 to 300 physicians over a weekend. The physicians hear presentations regarding a drug or treatment protocol presented by a faculty of experts in the field for the purpose of being trained to serve as consultants and spokespeople for the sponsoring pharmaceutical company. The sponsoring company pays the faculty in the form of fees or medical grants and reimburses faculty and attending physicians for their travel expenses.

  Symposia are organized and conducted on an in-person basis by BLP throughout the United States. BLP actively works with its customers to identify speakers and select locations for each conference. The Company utilizes its in-house travel agent and its other relationships with vendors to assist in coordinating symposia. The Company believes that the key considerations for its customers in selecting a provider for symposia are cost and the ability to effectively organize a large medical conference.

  Pharmaceutical company sponsored symposia have been subject to past scrutiny which had an adverse effect on the market for symposia services. Physician attendance currently is subject to a number of industry and professional association guidelines designed to prevent conflicts of interest. In particular, these guidelines regulate the circumstances under which travel and lodging reimbursement and other payments to physicians are permissible. In light of these concerns, the Company adheres to its customers' instructions in conducting symposia. In the event of changes in law, regulatory policy or applicable industry or professional association guidelines or negative publicity concerning symposia sponsored by the pharmaceutical industry, customers may choose to alter their guidelines in ways that would make symposia and related consultancies less attractive to physicians and pharmaceutical companies. In addition, restrictions on such meetings could be imposed by governmental agencies, industry or professional associations or the pharmaceutical companies themselves. Finally, any of the Company's customers could be found to be in non-compliance with relevant law, policy or guidelines in their handling of symposia. Any of these events could have a material adverse effect on the demand for BLP's symposia services.

  The Company's symposium contracts generally are fee based. The terms of each of BLP's symposium contracts vary based upon the complexity of the individual arrangement, the duration of the contract, the number of symposia covered by the contract and their location. The Company conducted four symposia in 1996 (all of which occurred in the fourth quarter) and conducted 22 symposia through the first six months of 1997. Symposia accounted for revenues of $1.5 million, or 3.8% of the Company's revenues in 1996. For the first six months of 1997, symposia accounted for revenues of $9.9 million, or 30.8% of the Company's total revenues.

  Additional Conferencing Services. The Company provides a range of additional conferencing services. The Company emphasizes flexibility and conducts meetings in any format that can effectively communicate its customer's message. Video satellite conferences are an example of one of the many possible formats for meetings. Video satellite conferences are lectures sponsored by pharmaceutical companies. The speakers typically are physicians or other medical experts who are retained by the pharmaceutical company for a fee to discuss a new drug or indication or other medical topic. The Company broadcasts the conferences via satellite on television to various locations throughout the United States. The video satellite conferences typically utilize interactive media involving one-way video, two-way audio, and special keypads for audience participation. By using new forms of technology and media in connection with such video satellite conferences, and CET programs for peer-to-peer meetings, the Company seeks to enable its clients to effectively and efficiently communicate medical information to physicians so that physicians can better understand and utilize pharmaceutical products.

 Educational Conferencing Services

  Physicians and other healthcare professionals must dedicate a minimum number of hours to certified continuing education ("CE") to remain certified to practice their respective professions in certain jurisdictions. BLP coordinates CE conferences that are funded by pharmaceutical companies and held for approximately 50 to 350 healthcare professionals, primarily physicians, at various locations throughout the United States. Each CE conference is designed, if applicable, to satisfy CE requirements in accordance with relevant regulations or accreditation procedures. Not all of the educational conferences conducted by the Company are intended to satisfy certified CE requirements. As with the Company's promotional conferencing services, some of the CE programs are conducted by teleconference.

  The CE programs, which are conducted by a separate division of the Company, utilize certain of the Company's core competencies in handling conferencing logistics. Because BLP is not an accredited CE service provider, it typically provides these programs in conjunction with an accredited CE entity, such as a university, which is responsible for producing the program curriculum and related educational materials. The participants usually do not pay to attend or participate in the Company's CE programs. The CE programs are frequently taped or otherwise recorded for further distribution to those individuals who are unable to attend.

 Product Marketing Services

  BLP introduced its product marketing service in 1996. The Company's customers tend to focus their marketing efforts on their key products because of budgetary and other constraints, and thus typically have a significant number of products with relatively limited sales that are not heavily marketed, if at all. The Company believes that the sales of certain of these products could be increased if their therapeutic benefits were actively communicated to physicians or other healthcare professionals. BLP believes it can leverage its customer relationships and existing services to market some of these products successfully by devising and implementing a variety of promotional and marketing strategies.

  The Company anticipates that product marketing engagements typically will involve the grant by a pharmaceutical company of rights to market a particular product for a specified period. The Company will generally bear most marketing costs during this period and in return share incremental revenue if the product achieves specified sales objectives. The Company contemplates that some of these engagements, however, may be fee based to some extent.

  The Company currently has the right in the United States to market Ponstel(R) (a registered trademark of Parke-Davis), an analgesic for dysmenorrhea manufactured by Parke-Davis, until July 1998, subject to extension by mutual agreement for successive terms of twelve months. Under the contract, the Company is compensated based on the increase in the sales of Ponstel(R) above an established baseline. In August 1997, BLP entered into an additional agreement to provide product marketing services, which agreement compensates the Company for sale of the subject products in excess of the established baseline. Under this new contract, BLP has the right in the United States to market Anusol HC(R) (a registered trademark of Parke-Davis) 2.5% Cream, a topical corticosteroid, for a one-year period ending in July 1998. The Company is currently in negotiations to provide product marketing services for an additional product.

  The Company believes that pharmaceutical companies and their product managers may be attracted to product marketing services and the related revenue sharing structure because it enables them to obtain incremental revenue with minimal marketing expenses. The Company's product marketing service enables a product manager to obtain active promotion of products in the manager's portfolio that would not otherwise be actively promoted. The Company's involvement in product marketing need not be limited to a particular stage of a drug's life cycle, as the Company could obtain rights to market an underpromoted drug at any stage of a product's life cycle or supply product support in a vacant sales territory.

  Product marketing is subject to a number of the same risks as the Company's conferencing services, as well as additional risks that are not present in the Company's conferencing services, including the risk that the Company will expend resources to sell a product and not achieve the level of sales required to realize any revenue from its efforts. BLP will seek to manage this risk by carefully selecting the products it agrees to promote based on its assessment of multiple criteria, including, but not limited to, the potential responsiveness of the product to promotional activities, the capabilities of the pharmaceutical company's sales force and information obtained from physicians. Product marketing is a new business area for the Company, and there can be no assurance that the Company will establish a significant or lasting presence in this market.

 Teleservices

  With the proliferation of multiple forms of interactive media in the 1990s, companies in a variety of industries are increasingly using teleservices as a means of communicating information directly to current and prospective customers and widening the scope of their sales efforts. The Company has expanded its teleservice capabilities, in part, because it is a cost-efficient means, compared to in-person sales calls, to promote, market and sell pharmaceutical or other healthcare products to the highly fragmented universe of physicians, pharmacists and other healthcare professionals. For instance, the Company believes that small to mid-sized pharmaceutical companies, whose detailing forces are limited in size, may seek to expand their sales and marketing efforts for certain products through telemarketing.

  BLP believes that the use of teletechnology as a means of marketing pharmaceutical products is in an early stage of development and that there exists a wide range of potential future uses, particularly in relation to consumer healthcare. The Company's strategy involves leveraging its competitive strengths, including its established customer relationships, existing market position, broad range of available services and experience in communicating with physicians and other healthcare personnel, to provide an integrated communications strategy for its customers.

  In 1996, BLP's teleservice business accounted for revenues of approximately $1.4 million, all of which were generated out of its offices in New Jersey. With the opening of its new teleservice center in Norfolk, Virginia in July 1997, the Company's teleservices capability increased substantially. The Norfolk teleservice center is capable of traditional modes of teleservice plus more advanced forms of communication, such as internet and interactive computer capabilities, which the Company may use for CE and other purposes. The Company chose the Norfolk location as the site for its teleservice center based on the results of an extensive east coast site selection study which noted, among other factors, the existence of a large pool of available healthcare industry personnel such as nurses, and a redundantly-wired, fiber optic cable infrastructure resulting from the significant military presence in the area.

  The Norfolk facility, when fully completed, will contain 250 terminals and will be staffed by approximately 275 to 300 full and part-time employees. As of August 1997, the Company had approximately 102 operational terminals at the Norfolk facility. As the facility becomes fully operational, the Company anticipates reducing the number of teleservice terminals currently operational in New Jersey from 125 to approximately 75. With respect to both its New Jersey and Norfolk teleservice facilities, the Company believes it has adequate disaster recovery plans, including, among other protections, the ability to regularly back-up data and to access auxiliary power when needed, although there can be no assurance that such plans will be effective in the case of an actual emergency.

  The Norfolk facility is initially being used for telemarketing and teledetailing, (i.e., using the telephone to speak to physicians about pharmaceutical products). BLP contemplates broadening the activities of the center to include other traditional marketing services targeted to the healthcare industry, including marketing and sales support, physician recruitment and fulfillment (i.e., the fulfillment of requests for items such as drug samples, product information packets, product studies and other marketing and promotional materials) from the center's adjacent warehouse of supplies. The Company's potential teleservice businesses include: maintaining consumer health and drug and disease information lines; handling general health information, wellness, and triage calls; and disease state education.

  BLP contemplates offering its teleservices to managed care companies as a means of promoting proper drug use by their members. For instance, the Company is exploring the possibility of providing information about drugs and holding meetings about drug treatment for managed care patients who are failing to take the medications prescribed by their physicians. The Company believes that such a service could help reduce the costs of the managed care provider by improving the health of its patients, while simultaneously providing information about a pharmaceutical company's product.

  The first contract for the new teleservice center's services involves providing 40,000 outbound product detailing calls for Warner-Chilcott in support of the in-person detailing efforts of that company's field service organization. These product detailing calls will be handled over a six month period by former pharmaceutical sales representatives hired by the Company.

  Teleservices is a new business area for the Company involving a number of the same risks as the Company's conferencing services, as well as additional risks not present in its traditional business, such as the risk of competition from larger, established companies having greater resources and access to capital. There can be no assurance that the Company will establish a significant or lasting presence in this market.

 Contract Sales Services

  BLP established a contract sales organization (the "CSO") in August 1997. The Company believes that contract sales is another attractive outsourced service to pharmaceutical companies because it allows a customer to shift fixed cost to variable cost by outsourcing portions of its sales function and to respond quickly to the need for alternative and additional sales support for its products. The Company expects that the CSO will engage in traditional product detailing efforts, which involve providing pharmaceutical product samples and related promotional and educational materials to physicians. In addition, the CSO will utilize advanced information technology and interface with the teleservices business to offer clients a fully integrated sales approach. This approach will include unique training, development and recruiting disciplines designed to enable the CSO to compete effectively to service the specialized needs of the pharmaceutical industry. BLP believes it can leverage its existing customer relationships and market reputation to obtain projects for the CSO.

  The Company currently has a one-year contract engaging its CSO to support products manufactured by Warner-Chilcott. The customer pays a fee for each BLP sales representative in the field, with bonuses paid per representative upon the achievement of such representative's specified sales objectives.

  In connection with the initial project for Warner-Chilcott, as of August 22, 1997, the Company had hired approximately 35 salaried representatives who had been trained by Warner-Chilcott, and it intends to hire 65 additional sales representatives by the fourth quarter of 1997 in connection with this project. The Company expects that its CSO will be structured along this dedicated sales force model, with groups of sales persons recruited by BLP to conduct sales activities for a particular client or pharmaceutical product. The Company is currently in negotiations to provide contract sales services for additional customers.

  BLP believes that the quality of sales representatives, speed of recruitment and management of the CSO are the most important factors in responding to its customers' needs for outsourced sales support. The Company believes that its established reputation in the industry, as well as its ability to provide an array of complementary promotional services, will assist it in expanding its CSO.

  Contract sales is a new business area for BLP involving a number of the same risks as the Company's conferencing services, as well as additional risks not present in its traditional business, such as the risk of competition from larger, established companies having greater resources and access to capital. For instance, some of the Company's larger competitors have computerized resume tracking systems for recruiting contract sales representatives. There can be no assurances that the Company will establish a significant or lasting presence in this market.

CUSTOMERS

  BLP believes that its relationships with its customers, which include many of the largest pharmaceutical companies, are among its most important strategic advantages. The Company's principal customers, listed alphabetically, include:

  .  American Home Products
  .  Bristol-Myers Squibb
  .  Glaxo Wellcome
  .  Merck
  .  Novartis
  .  Parke-Davis

  The Company has enjoyed long standing relationships with many of these customers, a number of which have lasted for more than a decade. Prior to 1996, the Company's customers principally engaged the Company to hold peer-to-peer meetings. In 1996, several of the relationships expanded to include other services such as symposia, product marketing and teleservices. The Company believes that the quality and stability of its customer list promotes the stability of its core business and that the scope and complexity of its customers' marketing needs present opportunities for expansion into new areas.

  BLP's customer relations strategy focuses on maintaining strong relationships with product managers and senior management at each of its customers and providing creative, focused and result-oriented solutions to their marketing needs. The Company's account managers (currently 12 individuals) develop relationships principally with the product managers at the pharmaceutical companies and spend significant time on-site at customer facilities. The Company's account managers work with the product managers to implement, and in some cases assist in developing, the customer's marketing plan within a prescribed budget. Although the Company markets competing products from time to time, it does not market such products through the same type of promotional or marketing service without the consent of its customers.

  The Company's customer relations strategy involves obtaining preferred provider status whenever possible. The Company has achieved preferred provider status for its services with Glaxo Wellcome and Parke-Davis. Although preferred provider status has different meanings with each customer, the Company believes that such status generally provides a competitive advantage in obtaining additional business from the customer.

  The following table sets forth the customers which accounted for 10% or more of the Company's revenues in two or more of the years 1994, 1995 and 1996 (after giving effect to subsequent pharmaceutical company mergers):

               1994                          1995                        1996
               ----                          ----                        ----
   American Home Products (34%)  Glaxo Wellcome (45%)          Glaxo Wellcome (44%)
   Parke-Davis (20%)             American Home Products (20%)
   Novartis (18%)                Novartis (11%)
   Glaxo Wellcome (14%)          Parke-Davis (11%)

COMPETITION

  The business of providing promotional, marketing and educational services to the pharmaceutical industry is competitive. The business of providing pharmaceutical conferencing services is highly fragmented and the Company's competitors in this area generally include smaller, regionally focused companies that provide a limited number of promotional, marketing and educational services, usually focused on the pharmaceutical industry. Several of the Company's competitors in this area, however, offer services that are somewhat wider in scope. Although BLP believes it is a leading provider of peer-to-peer meetings, there are many larger providers of symposia and educational conferences.

  As BLP seeks to expand its range of services, it is likely to face competition from companies which already have established a strong business presence providing similar services to other businesses. The outsourced product marketing business is currently in its formative stage and is expected to become increasingly competitive. In addition, the sale of a pharmaceutical product and its related assets to a third party is a competing strategy by which pharmaceutical companies may seek to maximize returns from products that might otherwise be candidates for the Company's product marketing services. A large number of companies currently provide teleservices such as telemarketing and teledetailing to companies in many industries including the pharmaceutical industry, and many of these companies have greater resources and access to capital than the Company. The provision of contract sales services is also a relatively new and undeveloped industry in the United States, and the Company faces significant competition in providing such services from larger, established companies having greater resources and access to capital. For instance, some of the Company's larger competitors have computerized resume tracking systems for recruiting contract sales representatives.

  Overall, BLP believes that its most significant competition is potentially from other companies that provide outsourced promotional, marketing and educational services and large advertising agencies which may seek to expand their service offerings. In addition, the pharmaceutical companies' in-house marketing departments may provide similar services to those provided by BLP and competition could increase as a result of the expansion of the in-house marketing capabilities by BLP's customers or in the pharmaceutical industry generally.

  BLP competes against other companies offering pharmaceutical conferencing and other outsourced promotional, marketing and educational services on the basis of such factors as reputation, quality, experience, performance record, effectiveness of service, ability to offer a range of integrated services, ability to provide services quickly and price. Some of the Company's distinguishing characteristics are the longevity of its relationships with its customers, its reputation for quality service and its ability to offer a relatively broad range of services.

GOVERNMENT AND INDUSTRY REGULATION

  The healthcare industry is subject to extensive regulation. Various laws, regulations and guidelines promulgated by government, industry and professional bodies affect, among other matters, the provision, licensing, labeling, marketing, promotion, sale and reimbursement of healthcare services and products, including pharmaceutical products. Certain areas of the telemarketing and teleservices industry recently also have become subjected to increasing government regulation. It is possible that additional or amended laws, regulations or guidelines could be adopted in the future.

  BLP's service offerings are affected by various guidelines promulgated by industry and professional organizations. For example, certain ethical guidelines promulgated by the AMA govern, among other matters, the receipt by physicians of gifts from health-related entities. These guidelines govern the honoraria and other items of pecuniary value which AMA-member physicians may receive in connection with peer-to-peer meetings and symposia sponsored by the pharmaceutical company customers of the Company. Similar regulations have been implemented by other professional and industry organizations, such as the Pharmaceutical Manufacturers Association, and some of the Company's customers also have their own policies regarding such matters. The provision of CE services is subject to compliance with guidelines promulgated by various accreditation bodies. For instance, providers of continuing medical education programs must comply with the rules of the Accreditation Council of Continuing Medical Education (the "ACCME") in order for the provider of the program to receive accreditation from the ACCME. Other professional associations and some of the Company's customers also have their own standards for continuing education programs.

  The pharmaceutical industry is subject to extensive federal regulation and oversight by the FDA. For instance, the Federal Food, Drug and Cosmetic Act, as supplemented by various other statutes, regulates, among other matters, the approval, labeling, advertising, promotion, sale and distribution of drugs, including the practice of providing product samples to physicians. Under this statute, the FDA asserts its authority to regulate all promotional activities involving prescription drugs. For example, in connection with focus groups conducted by one of the Company's competitors, the FDA recently issued warning letters indicating concern about the manner in which the focus groups were conducted, and the FDA also questioned the content of the information provided to the focus group participants and requested delivery of remedial information. Accordingly, the businesses of BLP and its customers, to the extent such business involves promotion and marketing of pharmaceutical products, are subject to the extensive regulation governing the pharmaceutical industry, and there can be no assurance that the Company will not be subject to increased regulatory scrutiny in the future.

  Certain portions of the telemarketing and teleservices industry have become subject to increased federal and state regulation in recent years. The rules of the Federal Communications Commission (the "FCC") under the Federal Telephone Consumer Protection Act of 1991 limit the hours during which telemarketers may call consumers and prohibit the use of automated telephone dialing equipment to call certain telephone numbers. The Federal Telemarketing and Consumer Fraud and Abuse Prevention Act of 1994 (the "TCFAPA") broadly authorizes the Federal Trade Commission (the "FTC") to issue regulations prohibiting misrepresentation in telephone sales. In August 1995, the FTC issued regulations under the TCFAPA which, among other things, require telemarketers to make certain disclosures when soliciting sales. The Company believes its operating procedures comply with the telephone solicitation rules of the FCC and the FTC. However, there can be no assurance that additional federal or state legislation, or changes in the regulatory environment, would not limit the activities of the Company or its customers in the future or significantly increase the cost of regulatory compliance.

  The failure of BLP or its customers to comply with, or any change in, the applicable regulatory requirements or professional organization or industry guidelines could, among other things, limit or prohibit the Company or its customers from conducting certain business activities, subject the Company or its customers to adverse publicity, increase the costs of regulatory compliance or subject the Company or its customers to monetary fines or other penalties. Any such actions could have a material adverse effect on the Company.

LIABILITY AND INSURANCE

  Participants in the healthcare industry have become subject to an increasing number of lawsuits alleging malpractice, product liability and other legal theories, many of which involve large claims and significant legal costs. As a provider of promotional, marketing and educational services to the pharmaceutical industry, BLP is subject to the risk of being named as a party in such lawsuits. As a result of its introduction of product marketing services, teleservices and contract sales services, the Company believes that the relative likelihood of becoming involved in litigation regarding the information given or products sold or distributed by its personnel has increased, with the attendant risks of significant legal costs, substantial damage awards and adverse publicity. Even if any such claims ultimately prove to be without merit, defending against them can result in adverse publicity, diversion of management's time and attention and substantial expenses, which could have a material adverse effect on the Company.

  BLP maintains insurance policies, including liability insurance, which it believes to be adequate in amount and coverage for the current size and scope of its operations. There can be no assurance, however, that the coverage maintained by the Company will be sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost. Although the Company has not experienced difficulty in obtaining insurance coverage in the past, the Company expects to seek increased insurance coverage in connection with expanding its service offerings and there can be no assurance that it will be able to obtain continued or increased insurance coverage on acceptable terms or at all. In addition, although the Company's contracts with its customers sometimes require the customer to indemnify the Company for the customer's negligent conduct, the contracts do not provide for adequate indemnification against many of the potential litigation risks facing the Company and often require the Company to indemnify its customer for the Company's negligence. BLP, therefore, could be held responsible for losses incurred in connection with the performance of its services under the terms of these contracts or otherwise and could incur substantial costs in connection with legal proceedings associated with its services or the pharmaceutical products with respect to which it provides services.

LEGAL PROCEEDINGS

  From time to time the Company is subject to litigation incidental to its business. BLP is not presently a party to any material litigation.

FACILITIES AND EMPLOYEES

  BLP's corporate headquarters are located in Fair Lawn, New Jersey, in approximately 14,520 square feet of space occupied under a lease which expires on July 31, 1999. The Company currently leases an additional 5,247 square feet of space for a call center in Fair Lawn, New Jersey.

  The Company commenced operations at its teleservice center in Norfolk, Virginia, in July 1997. The space for the teleservice center currently consists of approximately 20,511 square feet under a lease expiring in July 2007, with options to expand the lease space. BLP also has leased a 4,660 square foot warehouse adjacent to the teleservice center which is intended to be used for fulfillment functions.

  As of July 31, 1997, BLP had 348 employees, including 112 full-time employees and 236 part-time employees. Of the full-time employees, 41 were moderators, 12 were engaged in sales, 43 were engaged in sales support and production, 2 were engaged in business development and 14 were engaged in general and administration. The Company is not party to a collective bargaining agreement with a labor union and considers its relations with its employees to be good.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  Executive officers and directors and their ages as of September 16, 1997 were as follows:

NAME                            AGE                  POSITION
----                            ---                  --------
Patrick G. LePore..............  42 Chairman of the Board, Chief Executive
                                    Officer, President and Director
Gregory F. Boron...............  44 Chief Operating Officer, Executive Vice
                                    President--Administration and Director
Timothy J. McIntyre............  42 Executive Vice President and President--
                                    Promotional Conferencing Services Division
Brian J. Smith.................  41 Executive Vice President and President--BLP
                                    Sales Support Division
Martin J. Veilleux.............  35 Executive Vice President--Finance, Chief
                                    Financial Officer, Secretary and Treasurer
Roger Boissonneault(1).........  49 Director
Roger B. Kafker(1).............  35 Director
Jacqueline C. Morby(2).........  59 Director
Joseph E. Smith................  58 Director
John A. Staley, IV(2)..........  54 Director

--------
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.

  Patrick G. LePore joined the Company in 1985 after six years at Hoffmann-La Roche, a pharmaceutical company, where he worked as a product manager from 1982 to 1983 and as a product director from 1983 to 1985. He became President and Chief Executive Officer of the Company in January 1992 and became Chairman of the Board in December 1996.

  Gregory F. Boron joined the Company in 1985 after leaving the U.S. Army as a Major. He served as Vice President and Chief Financial Officer from January 1991 to November 1993 and as Executive Vice President, Administration and Production from November 1993 to December 1996. Since December 1996, he has served as Chief Operating Officer and Executive Vice President--Administration of the Company.

  Timothy J. McIntyre joined the Company as Executive Vice President-- Corporate Development and became Executive Vice President of the Company and President--Promotional Conferencing Services Division in June 1997. Prior to joining the Company, he served as President and Chief Executive Officer of Managed Marketing LLC, a healthcare marketing intelligence company, from October 1995 until March 1997. From June 1991 until October 1995, he was President of Medical News Network, a subdivision of Whittle Communications LP, a marketing communications company, and from 1987 to 1991, he was Group President of VNU Group, a conglomerate of healthcare and consumer marketing intelligence companies.

  Brian J. Smith joined the Company as Executive Vice President and President--BLP Sales Support Division in August 1997. Prior to joining the Company, he served as Vice President of Sales and Marketing of Watson Laboratories, Inc., a pharmaceutical manufacturing company and a subsidiary of Watson Pharmaceuticals, Inc., from August 1995 until joining the Company and as Director of Marketing/Managed Care at Forest Laboratories, Inc., a pharmaceutical manufacturing company from August 1988 to July 1995.

  Martin J. Veilleux joined the Company as Controller in March 1997 and became Executive Vice President--Finance, Chief Financial Officer, Secretary and Treasurer in July 1997. Prior to joining the Company, he served in positions of increasing responsibility over a ten year period at Concurrent Computer Corporation, serving most recently as Director of Finance from November 1991 to September 1994 and as Corporate Controller until leaving Concurrent Computer in September 1996.

  Roger Boissonneault has served as a director of the Company since April 1997 and is the President of Warner-Chilcott Laboratories, Inc., a pharmaceutical company. Before becoming President of Warner-Chilcott Laboratories, Inc. in April 1996, he was associated with Warner-Lambert Co., the former parent company of Warner Chilcott, since 1976, most recently as Vice President, Female Health Care from October 1991 to January 1994 and Vice President and General Manager from January 1994 to April 1996.

  Roger B. Kafker has served as a director of the Company since December 1996. He has been associated with TA Associates, Inc. or its predecessor since 1989 and became a Principal of that firm in 1994 and a Managing Director in 1995. Mr. Kafker is also a director of ANSYS, Inc., a computer software company, Monarch Dental Corporation, a manager of dental group practices, and Affiliated Managers Group, Inc., an investment management holding company.

  Jacqueline C. Morby has served as a director of the Company since December 1996. She has been Managing Director or a partner of TA Associates, Inc. or its predecessor since 1982. Ms. Morby is also a director of ANSYS, Inc., a computer software company, Axent Technologies Inc., a computer software company, Ontrack Data International, Inc., a data recovery and software company, NxTrend Technologies Inc., a computer software company, and Pacific Mutual Life Insurance Co., a life insurance company.

  Joseph E. Smith has served as a director of the Company since April 1997. He has been a corporate Vice President of Warner-Lambert Co., a pharmaceutical company, since 1989, serving as President, Pharmaceutical Sector from August 1991 to January 1994, Vice President, External Relations from January 1994 to December 1995 and President, Shaving Products Group from December 1995 to the present.

  John A. Staley, IV has served as a director of the Company since May 1997. Mr. Staley was Chief Executive Officer of Federated Research Corp., an investment management firm and a subsidiary of Federated Investors Inc. which is, in turn, a wholly owned subsidiary of Federated Investors, a Delaware business trust, from 1984 through November 1994 when he retired. Upon his retirement, Mr. Staley worked as a self-employed financial advisor from November 1994 to November 1996 and has been the Chief Executive Officer of Staley Capital Advisers, Inc., an investment advisory firm, from November 1996 to present. He is also a director of Robroy Industries, Inc., a manufacturer of conduit products.

BOARD OF DIRECTORS

  The number of directors of the Company is currently fixed at seven. Following this offering, the Company's Board of Directors will be divided into three classes, with the members of each class of directors serving for staggered three-year terms. The Board will consist of two Class I Directors (Ms. Morby and Mr. Staley), three Class II Directors (Mr. Boron, Mr. Kafker and Mr. Smith) and two Class III Directors (Mr. Boissonneault and Mr. LePore), whose initial terms will expire at the 1998, 1999 and 2000 annual meetings of stockholders, respectively.

  The Board of Directors has established an Audit Committee (the "Audit Committee") and a Compensation and Option Committee (the "Compensation Committee"). The Audit Committee recommends the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit, reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's annual operating results, considers the adequacy of the internal accounting procedures and considers the effect of such procedures on the accountants' independence. Following the completion of this offering, the Audit Committee will consist of Mr. Kafker and Mr. Boissonneault, neither of whom is an officer nor an employee of the Company. The Compensation Committee reviews and recommends the compensation arrangements for officers and other senior level employees, reviews general compensation levels for other employees as a group, determines the options or stock to be granted to eligible persons under the 1996 Stock Plan and takes such other action as may be required in connection with the Company's compensation and incentive plans. The Compensation Committee consists of Ms. Morby and Mr. Staley.

  Non-employee directors other than Mr. Kafker and Ms. Morby (the "Independent Directors") each purchased 6,666 shares of restricted Class A Common Stock for $3.00 per share upon joining the Board, and receive fees of $2,000 for each meeting of the Board of Directors and $1,000 for each meeting of a Board committee they attend. Further, each director is reimbursed for reasonable travel and other expenses incurred in attending meetings. See "Management-- Employee Stock and Other Benefit Plans--Restricted Stock Grants."

EXECUTIVE COMPENSATION

  Summary Compensation. The following table sets forth information concerning compensation for services rendered in all capacities awarded to, earned by or paid to the Chief Executive Officer and the other two executive officers of the Company whose aggregate annual base salary and bonus for 1996 exceeded $100,000 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                  1996
                                                 ANNUAL
                                              COMPENSATION
                                           --------------------
                                                                   ALL OTHER
NAME AND PRINCIPAL POSITION                SALARY($)   BONUS($) COMPENSATION($)
---------------------------                ---------   -------- ---------------
Patrick G. LePore.........................  421,226    998,700  1,769,301(1)(2)
 Chief Executive Officer, President and
  Chairman
Gregory F. Boron..........................  392,886    897,200    719,263(1)(2)
 Chief Operating Officer and Director
Christopher J. Sweeney(3).................  325,884(4) 109,400  5,702,630(1)(5)
 Executive Vice President

--------
(1) Includes special bonuses, including a bonus paid as part of the TA Transactions, totaling the following amounts: Mr. LePore $1,739,499, Mr. Boron $696,125 and Mr. Sweeney $5,694,230.
(2) Includes premiums on life insurance paid by the Company of $29,802 on behalf of Mr. LePore and $23,138 paid on behalf of Mr. Boron.
(3) Mr. Sweeney resigned from the Company, effective as of September 15, 1997.
(4) Includes $150,884 Mr. Sweeney earned in sales salaries prior to becoming an executive officer in July 1996.
(5) Includes a car allowance of $8,400.

  Option Grants, Exercises and Holdings. No options or stock appreciation rights were granted to the Named Executive Officers in 1996.

  Executive Bonuses. The Company has adopted an incentive bonus plan for its senior executives. Under the plan, an amount equal to 10% of the Company's annual earnings before interest, taxes, depreciation, amortization, commission to sales personnel and payments of bonuses under the plan is reserved as a bonus pool for plan participants. Bonuses are then awarded by the Compensation Committee based on the recommendation of the Company's Chief Executive Officer. The plan is administered by the Compensation Committee and will remain in effect until the closing of the Company's first underwritten firm commitment public offering. The Executive Bonus Plan will terminate upon completion of this offering, except with respect to unpaid awards for the partial year 1997 which accrued prior to the termination.

EMPLOYEE STOCK AND OTHER BENEFIT PLANS

 1996 Stock Option and Grant Plan

  The Boron, LePore & Associates Amended and Restated 1996 Stock Option and Grant Plan (the "1996 Stock Plan") was initially adopted by the Board of Directors and approved by the Company's stockholders in December 1996. The 1996 Stock Plan permits (i) the grant of Incentive Options, (ii) the grant of Non-Qualified Options, (iii) the issuance or sale of Common Stock with or without vesting or other restrictions ("Restricted Stock") or without restrictions ("Unrestricted Stock" collectively with Restricted Stock, "Stock Grants"), (iv) the grant of Common Stock upon the attainment of specified performance goals ("Performance Share Awards"), (v) the grant of the right to receive cash dividends with the holders of the Common Stock as if the recipient held a specified number of shares of the Common Stock ("Dividend Equivalent Rights") and (vi) the grant of the right to receive the value of the excess of the fair market value of the Common Stock over the exercise price of the Common Stock ("Stock Appreciation Rights" or "SARs"). These grants may be made to officers and other employees, directors, advisors, consultants and other key persons of the Company and its subsidiaries. The 1996 Stock Plan provides for the issuance of up to 3,000,000 shares of Common Stock. 1,221,355 shares of Common Stock are available for future grants under the Plan. On and after the date the 1996 Stock Plan becomes subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), options with respect to no more than 333,333 shares of Common Stock may be granted to any one individual in any calendar year.

  The 1996 Stock Plan is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1996 Stock Plan, the Compensation Committee has full power to determine from among the persons eligible for grants under the 1996 Stock Plan the individuals to whom grants will be granted, the combination of grants to participants and the specific terms of each grant, including vesting. Incentive Options may be granted only to officers or other full-time employees of the Company or its subsidiaries, including members of the Board of Directors who are also full-time employees of the Company or its subsidiaries. The Compensation Committee may delegate the power to grant options to non-executive employees to the Company's Chief Executive Officer.

  The 1996 Stock Plan also permits Stock Grants, Performance Share Awards, grants of Dividend Equivalent Rights and SARs. Stock Grants may be made to persons eligible under the 1996 Stock Plan, subject to such conditions and restrictions as the Compensation Committee may determine. Prior to the vesting of shares, recipients of Stock Grants generally will have all the rights of a stockholder with respect to the shares, including voting and dividend rights, subject only to the conditions and restrictions set forth in the 1996 Stock Plan or in any agreement. The Compensation Committee may also make Stock Grants to persons eligible under the 1996 Stock Plan in recognition of past services or other valid consideration, or in lieu of cash compensation. In the case of Performance Share Awards, the issuance of shares of Common Stock will occur only after the conditions and restrictions set forth in the grant agreement are satisfied. SARs may be granted in tandem with, or independently of, Incentive Options or Non-Qualified Options. The Compensation Committee may also grant Dividend Equivalent Rights in conjunction with any other grant made pursuant to the 1996 Stock Plan or as a free standing grant. Dividend Equivalent Rights may be paid currently or deemed to be reinvested in additional shares of Common Stock, which may thereafter accrue further dividends.

  The Compensation Committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular award or awards granted under the 1996 Stock Plan may be exercised or vest. Vesting of options granted under the 1996 Stock Plan generally does not accelerate on a dissolution, liquidation or sale of the Company. Options held by directors and certain employees vest in whole or part on such events. To the extent not fully vested and exercised, options granted under the 1996 Plan terminate upon the dissolution, liquidation or sale of the Company, except as the Compensation Committee shall otherwise determine.

  Options. The option exercise price of options granted under the 1996 Stock Plan is determined by the Compensation Committee. In the case of Incentive Options, the exercise price may not be less than 100% of the fair market value of the underlying shares on the date of grant. If any employee of the Company or any subsidiary owns (or is deemed to own) at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary, the option exercise price for Incentive Options granted to such employee may not be less than 110% of the fair market value of the underlying shares on that date. Non-Qualified Options may be granted at prices which are less than the fair market value of the underlying shares on the date granted. Options typically are subject to vesting schedules, terminate 10 years from the date of grant and may be exercised for specified periods subsequent to the termination of the optionee's employment or other business relationship with the Company. At the discretion of the Compensation Committee, any option may include a "reload" feature pursuant to which an optionee exercising an option, receives in addition to the number of shares of Common Stock due on the exercise of such an option, an additional option with an exercise price equal to the fair market value of the Common Stock on the date such additional option is granted. Upon the exercise of options, the option exercise price must be paid in full either in cash or by certified or bank check or other instrument acceptable to the Compensation Committee or, in the sole discretion of the Compensation Committee, by delivery of shares of Common Stock already owned by the optionee. The exercise price may also be delivered to the Company by a broker pursuant to irrevocable instructions to the broker selling the underlying shares from the optionee. Since adopting the 1996 Plan in connection with the TA Transaction in December 1996, the Company has granted options to purchase an aggregate of 565,659 shares of Common Stock to employees of the Company under the 1996 Stock Plan at a weighted average exercise price of $10.83 per share through September 16, 1997.

  Restricted and Unrestricted Stock Grants. Since adopting the 1996 Stock Plan in connection with the TA Transaction in December 1996, the Company has sold an aggregate of 802,988 shares of restricted Common Stock to employees and directors of the Company under the 1996 Stock Plan for an aggregate cash purchase price of $390,883, including an aggregate of 566,666 shares sold to Messrs. LePore, Boron and Sweeney for an aggregate cash purchase price of $242,250, and an aggregate of 409,998 shares of unrestricted Common Stock to employees and consultants for an aggregate purchase price of $183,850, including 300,000 shares sold to Mr. Sweeney for a cash purchase price of $128,250. Restricted Shares sold to employees and directors generally vest upon the achievement of specified performance objectives and/or at a specified date or dates, with unvested shares subject to repurchase at cost upon the termination of the purchaser's employment or other relationship with the Company, either for any reason or in some cases upon a voluntary termination or a termination for cause. Shares of restricted Common Stock generally are treated as fully vested in the event of a sale of the Company.

 1997 Employee Stock Purchase Plan

  The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors in August 1997 and was subsequently approved by the Company's stockholders. Up to 225,000 shares of Common Stock may be issued under the Purchase Plan. The Purchase Plan is administered by the Compensation Committee.

  The first offering under the Purchase Plan will begin on January 1, 1998 and end on June 30, 1998. Subsequent offerings will commence on each January 1 and July 1 thereafter and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period will be eligible to participate in the Purchase Plan. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of stock of the Company will not be able to participate in the Purchase Plan.

  During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his or her cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 1,250 shares (as adjusted by the Compensation Committee from time to time). Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Common Stock in any calendar year. No Common Stock has been issued to date under the Purchase Plan.

EMPLOYMENT AGREEMENTS

  In connection with the TA Transaction, the Company entered into Employment Agreements with Patrick G. LePore, Gregory F. Boron and Christopher J. Sweeney, each of which contains substantially the same terms (except for titles, duties and base salary.) The Employment Agreements provide for base salary payments to Mr. LePore at the annual rate of $315,000, Mr. Boron at the annual rate of $285,000 and Mr. Sweeney at the annual rate of $265,000. Each of these agreements provides for (i) an initial employment term ending on December 4, 1999 with one year renewals thereafter, subject to earlier termination by either party and (ii) the continuation of base salary payments until the later of December 4, 1999 or one year following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by such employee following a material default by the Company. In connection with the TA Transactions, the Company also entered into Non-Competition Agreements with Messrs. LePore, Boron and Sweeney. These agreements provide that these employees will not compete with the Company until December 4, 2000 or the first anniversary of termination of their employment, if later. In connection with Mr. Sweeney's resignation from the Company effective as of September 15, 1997, the Company entered into a consulting agreement under which Mr. Sweeney will provide consulting services to the Company and will be compensated at an annual rate of $150,000 through September 1998. The consulting agreement also amended the non-compete provison of Mr. Sweeney's Employment Agreement to provide that he will not compete with the Company before September 15, 1999. In addition, the Company agreed to use a portion of the proceeds of this offering to purchase 466,666 shares of Common Stock from Mr. Sweeney at the price of $12.00 per share. During the period from September 15, 1997 until Mr. Sweeney's shares are purchased by the Company, Mr. Sweeney has been and will continue to be paid his salary in accordance with the terms of his Employment Agreement. See "Use of Proceeds."

  In June 1997, the Company entered into an Employment Agreement with Timothy
J. McIntyre. The agreement provides for (i) an annual base salary of $200,000,
(ii) a bonus of at least $100,000 in 1997, (iii) an employment term ending on June 9, 1999 with potential one-year renewals thereafter, subject to earlier termination by either party, and (iv) the continuation of base salary and benefit payments until the later of June 9, 1999 or one year following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by Mr. McIntyre following a material default by the Company. Mr. McIntyre's agreement prohibits competition with the Company until June 9, 1999 or the first anniversary of the termination of his employment, if later.

  In August 1997, the Company entered into an Employment Agreement with Martin
J. Veilleux. The agreement provides for (i) an annual base salary of $140,000,
(ii) an initial employment term expiring on July 2, 1999 with one-year renewals thereafter, subject to earlier termination by either party and (iii) the continuation of base salary payments until the later of July 2, 1999 or one year following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by Mr. Veilleux following a material default by the Company. Mr. Veilleux's agreement prohibits competition with the Company until the first anniversary of the date of his termination of employment with the Company.

  In August 1997, the Company also entered into an Employment Agreement with Brian J. Smith. The agreement provides for (i) an annual base salary of $200,000, (ii) an employment term expiring on December 31, 1999 with potential one-year renewals thereafter, subject to earlier termination by either party and (iii) the continuation of base salary and benefit payments until the later of December 31, 1999 or 270 days following termination of employment in the event the employee's employment is terminated by the Company without cause (as defined) or by Mr. Smith following a material default by the Company. Mr. Smith's agreement prohibits competition with the Company until 270 days after the date of his termination of employment with the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to December 1996, Patrick G. LePore made compensation decisions as Chief Executive Officer of the Company. Since December 1996, all executive officer compensation decisions have been made by the Compensation Committee. The current members of the Compensation Committee are Mr. Staley and Ms. Morby. Neither of these individuals is an executive officer of the Company. The Compensation Committee reviews and makes recommendations to the Board of Directors regarding the compensation for senior management and key employees of the Company, including salaries and bonuses.

                             CERTAIN TRANSACTIONS

  In December 1996, the Company completed a series of transactions with TA Associates, Inc. and the Company's senior executive officers. In connection with these transactions:

  (i) the Company, then a New Jersey corporation, was reorganized under the laws of Delaware;

  (ii) the Company incurred $21.0 million of senior secured indebtedness under the Credit Facility;

  (iii) the TA Investors, principally including investment funds associated with TA Associates, Inc. and John A. Staley, IV, a director of the Company, invested $12.5 million to acquire 7,000,000 shares of Convertible Participating Preferred Stock which are convertible into 4,666,664 shares of Common Stock and 5,600,000 shares of Redeemable Preferred Stock redeemable upon completion of this offering for an aggregate cash payment of $10 million plus accumulated and unpaid dividends;

  (iv) the Company redeemed shares of Common Stock held by Patrick G. LePore, Chief Executive Officer of the Company, for a cash payment of $9.4 million, paid or agreed to pay cash and in-kind bonuses to Mr. LePore in the amount of $1,739,499 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. LePore as described under "Management--Employment Agreements," and sold 200,000 shares of restricted Common Stock to Mr. LePore for an aggregate purchase price of $85,500;

  (v) the Company redeemed shares of Common Stock held by Gregory F. Boron, Chief Operating Officer and Executive Vice President--Administration, for a cash payment of $9.4 million, paid or agreed to pay cash and in-kind bonuses to Mr. Boron in the amount of $696,125 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. Boron as described under "Management-- Employment Agreements," and sold 200,000 shares of restricted Common Stock to Mr. Boron for an aggregate purchase price of $85,500;

  (vi) the Company paid or agreed to pay cash and in-kind bonuses to Christopher J. Sweeney, Executive Vice President--Corporate Development, in an aggregate amount of $5,694,230 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. Sweeney as described under "Management-- Employment Agreements," and sold 166,666 shares of restricted Common Stock to Mr. Sweeney for an aggregate purchase price of $71,250 and 300,000 shares of unrestricted Common Stock to Mr. Sweeney for an aggregate purchase price of $128,250;

  (vii) the Company paid or agreed to pay cash and in-kind bonuses to Michael
        W. Foti, the former Chief Financial Officer of the Company, in an aggregate amount of $1,894,139 (which bonuses were fully paid by the end of the first quarter of 1997), entered into an Employment Agreement with Mr. Foti as described below, and sold 100,000 shares of restricted Common Stock to Mr. Foti for an aggregate purchase price of $42,750 and 100,000 shares of unrestricted Common Stock to Mr. Foti for an aggregate purchase price of $42,750; and

  (viii) the Company paid Thomas S. Boron, a former officer and shareholder of the Company and the brother of Gregory F. Boron, Chief Operating Officer and Executive Vice President--Administration, $6,175,000 in satisfaction of obligations relating to the repurchase of Thomas Boron's stock under a stock purchase agreement dated June 18, 1996 and a related consulting agreement, following payment by the Company's predecessor to Mr. Boron of $549,662 in 1996 in connection with these agreements.

See "Management--Employment Agreements," "--Employee Stock and Other Benefit Plans--Restricted Stock Grants" and "Principal Shareholders."

  In 1996, the Company entered into an Employment Agreement and a Non-Competition Agreement with Mr. Foti, the Company's former Chief Financial Officer, which agreement provides for base salary payments to Mr. Foti at the annual rate of $185,000 through December 4, 1999. Mr. Foti is now a consultant to the Company and is compensated therefor substantially in accordance with the financial terms of the Employment Agreement.

  In 1996, the Company rented a house from Mr. Thomas S. Boron for approximately $84,000. This lease was canceled in connection with the TA Transaction.

  Mr. James LePore and Mr. Robert LePore, brothers of Patrick G. LePore, the Company's Chief Executive Officer, are each partners of LePore, Zimmerer, LePore & Luizzi, the Company's general counsel. During fiscal 1996, the Company paid fees of approximately $54,885 to LePore, Zimmerer, LePore & Luizzi for legal services rendered. The Company believes that the fees paid for these services are at rates no less favorable to the Company than could have been obtained from unaffiliated third parties.

  Mr. Gerard LePore, brother of Patrick G. LePore, is employed as a Group Account Supervisor for the Company. During 1996, Mr. Gerard LePore's salary was approximately $76,000 plus a bonus of approximately $75,000.

  Pursuant to a Stockholders' Agreement, as amended (the "Stockholders' Agreement"), initially entered into in connection with the TA Transaction, to which the Company, the TA Investors, Patrick G. LePore, Gregory Boron, Christopher Sweeney and Michael W. Foti are parties, (i) each party received "piggy back" registration rights, (ii) the TA Investors received demand registration rights, (iii) each party received the right to demand one or more registrations on Form S-3 if the Company becomes eligible to use Form S-3 and if the anticipated net aggregate sale price of such registered shares exceeds $500,000, (iv) each party granted to and received from the other investors rights (the "Co-Sale Rights") to participate on a pro rata basis in certain resales of Common Stock and agreed to restrictions on transfers of shares, (v) each party was granted participation rights with respect to certain future issuances of securities by the Company, and (vi) each party agreed to elect and continue in office as Directors two individuals nominated by two-thirds interest of the employee stockholders who are parties to the Stockholders' Agreement. Mr. LePore and Mr. Boron have been elected as Directors of the Company pursuant to the Stockholders' Agreement. Also in connection with the TA Transactions, the Company agreed to indemnify the TA Investors and the controlling persons of the TA Investors (of whom Mr. Kafker and Ms. Morby are directors of the Company) against claims and liabilities including claims and liabilities arising under the securities laws.

  The Company has entered into a contract with Warner-Chilcott in connection with its teleservices and contract sales services businesses, and Mr. Roger Boissonneault, a director of the Company, is the President of Warner-Chilcott.

  Effective upon and subject to the completion of this offering, provisions of the Stockholders' Agreement relating to the participation rights, the Co-Sale Rights, restrictions on transfers of shares and the election of the Board of Directors contained in the Stockholders' Agreement will expire in accordance with their original terms.

  The Company has adopted a policy providing that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In addition, this policy requires that any loans by the Company to its officers, directors or other affiliates be for bona fide business purposes only.

                            PRINCIPAL STOCKHOLDERS

The following table sets forth information as to the beneficial ownership of the Company's Common Stock as of September 16, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby of (i) each person known by the Company to own beneficially five percent or more of the outstanding shares of Common Stock, (ii) each director and the Named Executive Officers of the Company and (iii) all directors and executive officers of the Company as a group.

                                                   BENEFICIAL OWNERSHIP(1)
                                              ---------------------------------
                                                                PERCENTAGE
                                               NUMBER OF    BENEFICIALLY OWNED
                                                 SHARES    --------------------
                                              BENEFICIALLY  BEFORE     AFTER
NAME OF BENEFICIAL OWNER(2)                      OWNED     OFFERING OFFERING(3)
---------------------------                   ------------ -------- -----------
TA Associates Group (4)......................  4,465,066     59.7%     42.1%
Patrick G. LePore (5)........................    993,333     13.3%      9.4%
Gregory F. Boron (6).........................    921,333     12.3%      8.7%
Christopher J. Sweeney (7)...................    466,666      6.2%        0%
Roger Boissonneault (8)......................      6,666       * %       * %
Roger B. Kafker (9)..........................      6,333       * %       * %
Jacqueline C. Morby (10).....................      6,930       * %       * %
Joseph E. Smith (11).........................      6,666       * %       * %
John A. Staley, IV (12)......................    193,332      2.6%      1.8%
Park Street Investors, L.P. (13).............    400,000      5.3%      3.8%
All executive officers and directors as a
 group (eight persons) ......................  2,134,593     28.5%     20.1%

--------
* Less than 1%.

 (1) All percentages have been determined as of September 16, 1997 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire within 60 days after the date of this Prospectus. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any security which such person or persons has or have the right to acquire within 60 days after the date of this Prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of September 16, 1997, a total of 7,479,645 shares of Common Stock were issued and outstanding and no options to acquire Common Stock were exercisable within 60 days. The applicable percentage of "beneficial ownership" after this offering is based upon 10,612,979 shares of Common Stock outstanding. The number of shares of Common Stock set forth herein includes shares of non-voting Class A Common Stock and Shares of Common Stock issuable upon conversion of the Convertible Participating Preferred Stock which will automatically convert into an equal number of shares of Common Stock upon completion of this offering.
 (2) The address of the TA Associates Group is High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of Mr. Kafker and Ms. Morby is c/o TA Associates, Inc., High Street Tower, Suite 2500, 125 High Street, Boston, Massachusetts 02110-2720. The address of all other listed stockholders is c/o Boron, LePore & Associates, Inc., 17-17 Route 208 North, Fair Lawn, New Jersey 07410.
 (3) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option to purchase 405,000 shares from the Selling Stockholders is exercised in full, the TA Associates Group will beneficially own 4,060,066 shares, or 37.8%, and all other stockholders will beneficially own the same share amounts as set forth above.
 (4) Includes (i) 2,736,533 shares of Common Stock owned by Advent VII L.P.,
     (ii) 1,680,000 shares of Common Stock owned by Advent Atlantic and Pacific III L.P., and (iii) 48,533 shares of Common Stock owned by TA Venture Investors Limited Partnership of which 248,215, 152,383 and 4,402 respectively, will be sold if the Underwriters exercise their over-allotment option. Advent VII L.P., Advent Atlantic and Pacific III L.P., and TA Venture Investors Limited Partnership are part of an affiliated group of investment partnerships referred to, collectively, as the "TA Associates Group" or the "Selling Stockholders." The general partner of Advent VII L.P. is TA Associates VII L.P. The general partner of Advent Atlantic and Pacific III L.P. is TA Associates AAP III Partners L.P. The general partner of each of TA Associates VII

    L.P. and TA Associates AAP III Partners L.P. is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors Limited Partnership; individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Ms. Morby and Mr. Kafker, directors of the Company) comprise the general partners of TA Venture Investors Limited Partnership. In such capacity, Ms. Morby and Mr. Kafker may each be deemed to share voting and investment power with respect to the 48,533 shares held of record by TA Venture Investors Limited Partnership. Ms. Morby and Mr. Kafker each disclaim beneficial ownership of all shares, except as to 6,930 shares and 6,333 shares, respectively, held by TA Venture Investors Limited Partnership, as to which each holds a pecuniary interest. See Notes 9 and 10.
 (5) Includes 200,000 shares of restricted Common Stock held by Mr. LePore, which shares vest on December 4, 2003 (subject to earlier vesting based on achievement by the Company of specified performance objectives or a sale of the Company) and which are subject to repurchase at a price of $.43 per share upon a voluntary termination of Mr. LePore's employment or a termination for cause prior to the relevant vesting date. Also includes 400,000 shares of Common Stock held by Park Street Investors, L.P., a limited partnership in which Mr. LePore holds a 40% limited partnership interest. The general partner of Park Street Investors, L.P. is Park Street Investors, Inc., a corporation in which Mr. LePore shares voting and investment power. See Note 13. Does not include 29,998 shares of Common Stock held by siblings of Mr. LePore, as to which shares Mr. LePore disclaims beneficial ownership.
 (6) Includes 200,000 shares of restricted Common Stock held by Mr. Boron, which shares vest on December 4, 2003 (subject to earlier vesting based on achievement by the Company of specified performance objectives or a sale of the Company) and which are subject to repurchase at a price of $.43 per share upon a voluntary termination of Mr. Boron's employment or a termination for cause prior to the relevant vesting date. Does not include 78,664 shares of Common Stock held by irrevocable trusts for the benefit of members of Mr. Boron's family of which Mr. Boron is not a trustee, as to which shares Mr. Boron disclaims beneficial ownership.
 (7) Includes 166,666 shares of restricted Common Stock held by Mr. Sweeney, which shares vest on December 4, 2003 (subject to earlier vesting based on achievement by the Company of specified performance objectives or a sale of the Company) and are subject to repurchase at a price of $.43 per share upon a voluntary termination of Mr. Sweeney's employment or a termination for cause prior to the relevant vesting date. Upon closing of this offering, Mr. Sweeney will sell to the Company for a price of $12.00 per share, all 466,666 shares of Common Stock he currently holds.
 (8) Includes 6,666 shares of restricted Common Stock held by Mr. Boissonneault, which shares vest in four equal annual installments beginning on April 10, 1998 subject to earlier vesting upon a sale of the Company, and which are subject to repurchase at a price of $3.00 per share upon termination of Mr. Boissonneault's service as a director prior to the relevant vesting date.
 (9) Includes 6,333 shares of Common Stock beneficially owned by Mr. Kafker through TA Venture Investors Limited Partnership, all of which shares are included in the 4,465,066 shares described in footnote (4) above. Does not include any shares beneficially owned by Advent VII L.P. or Advent Atlantic and Pacific III L.P., of which Mr. Kafker disclaims beneficial ownership.
(10) Includes 6,930 shares of Common Stock beneficially owned by Ms. Morby through TA Venture Investors Limited Partnership, all of which shares are included in the 4,465,066 shares described in footnote (4) above. Does not include any shares beneficially owned by Advent VII L.P. or Advent Atlantic and Pacific III L.P., of which Ms. Morby disclaims beneficial ownership.
(11) Includes 6,666 shares of restricted Common Stock held by Mr. Smith, which shares vest in four equal annual installments beginning on April 10, 1998, subject to earlier vesting upon a sale of the Company and which are subject to repurchase at a price of $3.00 per share upon termination of Mr. Smith's service as a director prior to the relevant vesting date.

(12) Includes 186,666 shares of Common Stock held in an individual retirement rollover account for Mr. Staley's benefit and 6,666 shares of restricted Common Stock held by Mr. Staley, which shares vest in four equal annual installments beginning on May 27, 1998 subject to earlier vesting upon a sale of the Company, and which are subject to repurchase at a price of $3.00 per share upon termination of Mr. Staley's service as a director prior to the relevant vesting date.

(13) Patrick G. LePore is the principal stockholder of Park Street Investors, Inc., the general partner of Park Street Investors, L.P.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  Prior to the completion of this offering, there are 7,000,000 shares of Convertible Participating Preferred Stock outstanding, 812,986 shares of Class A Common Stock outstanding and 1,999,995 shares of Common Stock outstanding. In connection with and subject to the completion of this offering, each share of Convertible Participating Preferred Stock will convert into 2/3 of a share of Common Stock and eight-tenths of a share of Redeemable Preferred Stock. Pursuant to the terms of the Redeemable Preferred Stock, all of the outstanding shares of Redeemable Preferred Stock will be redeemed by the Company at the time of this offering for $10.0 million plus accumulated and unpaid dividends of $581,000 at June 30, 1997. In connection with and subject to the completion of this offering, each share of Class A Common Stock will automatically convert into one share of Common Stock.

  Upon completion of this offering, the authorized capital stock of the Company will consist of 50,000,000 shares of Common Stock, of which 10,612,979 shares will be issued and outstanding and 2,000,000 shares of undesignated preferred stock issuable in one or more series by the Board of Directors ("Preferred Stock"), of which no shares will be issued and outstanding.

  Common Stock. The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor. Any issuance of Preferred Stock with a dividend preference over Common Stock could adversely affect the dividend rights of holders of Common Stock. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to any voting rights of the holders of any then outstanding Preferred Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of the offering, fully paid and non-assessable.

  The Company's By-laws, which will be effective upon completion of this offering provide, subject to the rights of the holders of any Preferred Stock then outstanding, that the number of directors shall be fixed by the stockholders. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term. Subject to any rights of the holders of any Preferred Stock to elect directors, and to remove any director whom the holders of any Preferred Stock had the right to elect, any director of the Company may be removed from office only with cause and by the affirmative vote of at least two-thirds of the total votes which would be eligible to be cast by stockholders in the election of such director.

  Undesignated Preferred Stock. The Board of Directors of the Company is authorized, without further action of the stockholders, to issue up to 2,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Company's Certificate. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding Common Stock.

CERTAIN PROVISIONS OF CERTIFICATE AND BY-LAWS

  A number of provisions of the Company's Amended and Restated Certificate of Incorporation, as amended, and By-laws which will be effective upon completion of this offering concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors, including takeovers which stockholders may deem to be in their best interests. To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Common Stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, together with the classified Board of Directors and the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of Company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the Company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect."

  Meetings of Stockholders. The By-laws provide that a special meeting of stockholders may be called only by the President or the Board of Directors unless otherwise required by law. The By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting unless otherwise provided by law. In addition, the By-laws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new proposal which a stockholder wishes to make at an annual meeting of stockholders.

  Indemnification and Limitation of Liability. The By-laws provide that directors and officers of the Company shall be, and in the discretion of the Board of Directors non-officer employees may be, indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of Directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty. The Company also entered into indemnification agreements with each of its directors reflecting the foregoing and requiring the advancement of expenses in proceedings involving the directors in most circumstances.

  Amendment of the Certificate. The Certificate provides that an amendment thereof must first be approved by a majority of the Board of Directors and (with certain exceptions) thereafter approved by a majority (or 66 2/3% in the case of any proposed amendment to the provisions of the Certificate relating to the composition of the Board or amendments of the Certificate) of the total votes eligible to be cast by holders of voting stock with respect to such amendment.

  Amendment of By-laws. The Certificate provides that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose unless the Board of Directors recommends that the stockholders approve such amendment or repeal at such meeting, in which case such amendment or repeal shall only require the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock with respect to such amendment or repeal.

  Ability to Adopt Shareholder Rights Plan. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically creates voting or other impediments or under which shares are distributed to a third-party investor, to a group of investors or stockholders or to an employee stock ownership plan, to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not in the best interest of the Company and its stockholders. The Board of Directors has no present intention of adopting a shareholder rights plan and is not aware of any attempt to obtain control of the Company.

STATUTORY BUSINESS COMBINATION PROVISION

  Upon completion of the offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined (with certain limited exceptions) as any person that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. Neither the Certificate nor the By-laws contains any such exclusion.

TRANSFER AGENT AND REGISTRAR

  The Company has selected State Street Bank and Trust Company as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the offering, the Company will have a total of 10,612,979 shares of Common Stock outstanding. Of these shares, the 3,600,000 shares of Common Stock offered hereby will be freely tradable without restriction or registration under the Securities Act by persons other than "affiliates" of the Company, as defined in the Securities Act, who would be required to sell such shares under Rule 144 under the Securities Act. The remaining 7,012,979 shares of Common Stock outstanding will be "restricted securities" as that term is defined by Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act.

  Of the Restricted Shares, 6,266,659 Restricted Shares will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act beginning upon the later of 90 days after the date of this Prospectus or December 4, 1997, and up to approximately 746,320 shares of Common Stock will be eligible for sale in the public market in accordance with Rule 701 under the Securities Act as described below beginning 90 days after the date of this Prospectus. In addition, 384,991 shares subject to sale under Rule 701 are subject to vesting provisions and will become eligible for sale in the public market at various times as they become vested. All such shares are subject to the lock-up agreements described below.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including the holding period of any prior owner except an affiliate), including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding (approximately 106,129 shares upon completion of the offering) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at the time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

  Rule 701 promulgated under the Securities Act provides that shares of Common Stock acquired pursuant to the exercise of outstanding options or the grant of Common Stock pursuant to written compensation plans or contracts prior to this offering may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, beginning 90 days after the date of this Prospectus, subject to all provisions of Rule 144 except its one-year minimum holding period requirement.

  The stockholders of the Company (who in the aggregate will hold 7,012,979 Restricted Shares upon completion of the offering) have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option. In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of Common Stock except for shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1996 Stock Plan, the Purchase Plan and shares issued or to be issued in acquisitions, if any.

  As of September 16, 1997, there were 565,659 outstanding options to purchase shares of Common Stock. 3,000,000 and 225,000 shares of Common Stock are reserved for issuance under the 1996 Stock Plan and the Purchase Plan, respectively. The Company intends to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock issuable pursuant to the 1996 Stock Plan or the Purchase Plan. The Company expects to file this registration statement within 90 days following the date of this Prospectus, and such registration statement will become effective upon filing. Shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

  The holders of approximately 4,666,664 shares of Common Stock have the right on two occasions (each of which must be at least six months apart) on any date after three months after the closing of this offering to require the Company to register their shares under the Securities Act for resale to the public (if such right is exercised, the holders of 6,866,659 shares will have the right to have their shares registered); holders of approximately 6,866,659 shares have the right in primary and secondary offerings, excluding offerings relating to employment plans, under Rule 145 under the Securities Act or demand registrations, to include their shares in a registration statement filed by the Company; and holders of approximately 6,866,659 shares have the right on one or more occasions to request and have effected a registration of shares on Form S-3 if the anticipated net aggregate sale price of such registered shares exceeds $500,000. All of such holders have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option.

  Prior to this offering, there has been no public market for the Common Stock and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the market price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, through their Representatives, Bear, Stearns & Co. Inc., Smith Barney Inc. and Wessels, Arnold & Henderson, L.L.C. have severally agreed to purchase from the Company the following respective number of shares of Common Stock.

                                                                       NUMBER OF
            NAME                                                        SHARES
            ----                                                       ---------
      Bear, Stearns & Co. Inc.........................................   852,000
      Smith Barney Inc................................................   852,000
      Wessels, Arnold & Henderson, L.L.C..............................   852,000
      Cowen & Company.................................................    72,000
      Credit Suisse First Boston Corporation..........................    72,000
      Furman Selz LLC.................................................    72,000
      Goldman, Sachs & Co. ...........................................    72,000
      Hambrecht & Quist LLC...........................................    72,000
      Lehman Brothers Inc. ...........................................    72,000
      Merrill Lynch, Pierce, Fenner & Smith
           Incorporated...............................................    72,000
      Montgomery Securities...........................................    72,000
      UBS Securities LLC..............................................    72,000
      Adams, Harkness & Hill, Inc. ...................................    36,000
      Anglo-American Investor Services Corp. .........................    36,000
      William Blair & Company.........................................    36,000
      Blaylock & Partners, L.P. ......................................    36,000
      Gaines, Berland Inc. ...........................................    36,000
      Gerard Klauer Mattison & Co., LLC...............................    36,000
      Pennsylvania Merchant Group Ltd.................................    36,000
      The Robinson-Humphrey Company, Inc. ............................    36,000
      Tucker Anthony Incorporated.....................................    36,000
      Vector Securities International, Inc. ..........................    36,000
      Volpe Brown Whelan & Company....................................    36,000
                                                                       ---------
      Total........................................................... 3,600,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of $0.735 per share of Common Stock to certain other dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such dealers may reallow, concessions not in excess of $0.10 per share to certain other dealers. After the offering, the offering price, concessions and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholders have granted a 30-day over-allotment option to the Underwriters to purchase up to an aggregate of 540,000 additional shares of Common Stock of the Company exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. All Common Stock sold to the Underwriters upon exercise of their over-allotment option will be sold by the Company and the Selling Stockholders. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby. The underwriting agreement provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities under the Securities Act or will contribute to payments that the Underwriters may be required to make in respect thereof.

  The Company's current stockholders holding an aggregate of 7,012,979 shares of Common Stock have agreed pursuant to lock-up agreements not to sell or offer to sell or otherwise dispose of any shares of Common Stock currently held by them, any right to acquire any shares of Common Stock or any securities exercisable for or convertible into any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc., other than as gifts or transfers by will or the laws of descent and distribution, sales to the Company or pursuant to the Underwriters' over-allotment option.

  In addition, the Company has agreed that for a period of 180 days after the date of this Prospectus it will not, without the prior written consent of Bear, Stearns & Co. Inc., offer, sell or otherwise dispose of any shares of Common Stock except for shares of Common Stock offered hereby, shares issued and options granted pursuant to the 1996 Stock Plan, the Purchase Plan and shares issued or to be issued in acquisitions, if any.

  Prior to the offering, there has been no public market for the Common Stock of the Company. Consequently, the initial offering price for the Common Stock was determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were the results of operations of the Company in recent periods, estimates of the prospects of the Company and the industry in which the Company competes, an assessment of the Company's management, the general state of the securities markets at the time of the offering and the prices of similar securities of generally comparable companies. The Company has received approval for the quotation of its Common Stock on the Nasdaq Stock Market's National Market, subject to official notice of issuance, under the symbol "BLPG." There can be no assurance, however, that an active or orderly trading market will develop for the Common Stock or that the Common Stock will trade in the public markets subsequent to the offering at or above the initial offering price.

  In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over- allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

  Certain persons participating in this offering may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

                                 LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the Underwriters by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. As of the date of this Prospectus, a total of 22,400 shares of Convertible Participating Preferred Stock were beneficially owned by partners of Goodwin, Procter & Hoar LLP. Such shares will be convertible into an aggregate of 14,932 shares of Common Stock and 17,920 shares of Redeemable Preferred Stock upon completion of this offering.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. The financial statements of the Company as of December 31, 1995 and for the years ended December 31, 1995 and December 31, 1994 have been audited by M.R. Weiser & Co. LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

  The Company retained Arthur Andersen LLP as its independent public accountants and replaced M.R. Weiser & Co. LLP in February 1997. The report of M.R. Weiser & Co. LLP on the financial statements of the Company as of December 31, 1995 and 1994 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or application of accounting principles. During the years ended December 31, 1995 and 1994 and through the date of replacement, there were no disagreements with M.R. Weiser & Co. LLP on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure. The change in independent public accountants was approved by the Board of Directors.

                         INDEX TO FINANCIAL STATEMENTS

                        BORON, LEPORE & ASSOCIATES, INC.

                                                                            PAGE
                                                                            ----
Report of Arthur Andersen LLP, Independent Public Accountants.............  F-2
Report of M.R. Weiser & Co. LLP, Independent Public Accountants...........  F-3
Balance Sheets as of December 31, 1995 and 1996 and June 30, 1997 (unau-
 dited)...................................................................  F-4
Statements of Operations for the Years Ended December 31, 1994, 1995 and
 1996 and the Six Months Ended June 30, 1996 and 1997 (unaudited).........  F-5
Statements of Stockholders' Equity (Deficit) for the Years Ended December
 31, 1994, 1995 and 1996 and for the Six Months Ended June 30, 1997 (unau-
 dited)...................................................................  F-6
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and
 1996 and the Six Months Ended June 30, 1996 and 1997 (unaudited).........  F-7
Notes to Financial Statements.............................................  F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Boron, LePore & Associates, Inc.:

  We have audited the accompanying balance sheet of Boron, LePore & Associates, Inc. (a Delaware Corporation) as of December 31, 1996, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boron, LePore & Associates, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Roseland, New Jersey
March 3, 1997

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Boron, LePore & Associates, Inc.

  We have audited the accompanying balance sheet of Boron, LePore & Associates, Inc. as of December 31, 1995, and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boron, LePore & Associates, Inc. as of December 31, 1995, and the results of its operations and its cash flows for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

                                          M. R. Weiser & Co. LLP

Edison, NJ
April 10, 1996

                        BORON, LEPORE & ASSOCIATES, INC.

                                 BALANCE SHEETS

                                 DECEMBER 31,                       PRO FORMA
                           ------------------------    JUNE 30,      JUNE 30,
                              1995         1996          1997          1997
                           ----------- ------------  ------------  ------------
                                                            (UNAUDITED)
         ASSETS
CURRENT ASSETS:
 Cash and cash
  equivalents (Note 3)...  $   962,660 $  7,175,648  $  2,732,869
 Accounts receivable, net
  of allowance for
  doubtful accounts of
  $0, $300,000 and
  $300,000 as of December
  31, 1995 and 1996, and
  June 30, 1997,
  respectively (Note
  13)....................    7,408,018   14,969,261    19,441,939
 Prepaid expenses and
  other current assets...      196,774      254,802     1,001,352
 Due from affiliates
  (Note 4)...............      221,960            0             0
 Due from officers (Note
  5).....................      114,602            0             0
                           ----------- ------------  ------------
   Total current assets..    8,904,014   22,399,711    23,176,160
FURNITURE AND FIXTURES,
 at cost, net of
 accumulated depreciation
 of $443,282, $554,232
 and $619,232 as of
 December 31, 1995 and
 1996, and June 30, 1997,
 respectively (Note 3)...      295,217      325,296     1,636,519
DUE FROM OFFICERS, long-
 term portion (Note 5)...      557,722            0             0
DUE FROM AFFILIATES,
 long-term portion (Note
 4)......................      714,095            0             0
SECURITY DEPOSITS........       27,802       27,166        32,435
INTANGIBLES, net of
 accumulated amortization
 of $0, $7,733 and
 $42,291 as of December
 31, 1995 and 1996 and
 June 30, 1997,
 respectively (Note 3)...            0      344,767       310,209
                           ----------- ------------  ------------
   Total assets..........  $10,498,850 $ 23,096,940  $ 25,155,323
                           =========== ============  ============
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
        (DEFICIT)
CURRENT LIABILITIES:
 Current maturities of
  long-term debt (Note
  8).....................  $   241,000 $  1,000,000  $  1,750,000
 Accounts payable and
  accrued expenses (Note
  7).....................    2,847,097   12,775,623     9,144,413
 Deferred revenue (Note
  3).....................    2,770,132    5,138,696     8,628,500
 Billings in excess of
  costs (Note 3).........            0    1,069,850       856,900
                           ----------- ------------  ------------
   Total current
    liabilities..........    5,858,229   19,984,169    20,379,813
                           ----------- ------------  ------------
LONG-TERM DEBT, less
 current maturities (Note
 8)......................      904,833   19,000,000    18,000,000
                           ----------- ------------  ------------
REVOLVING LINE OF CREDIT
 (Note 8)................    1,156,000    1,000,000             0
                           ----------- ------------  ------------
DEFERRED INCOME TAXES
 (Notes 3 and 6).........       75,000            0     1,200,000
                           ----------- ------------  ------------
COMMITMENTS AND
 CONTINGENCIES (Note 9)
CONVERTIBLE PARTICIPATING
 PREFERRED STOCK, $.01
 par value, 7,000,000
 shares authorized,
 issued and outstanding
 as of December 31, 1996
 and June 30, 1997; none
 issued and outstanding
 on a pro forma basis
 (Note 11)...............            0   12,500,000    13,081,000  $          0
                           ----------- ------------  ------------  ------------
REDEEMABLE PREFERRED
 STOCK, $.01 par value,
 5,600,000 shares
 authorized; none issued
 and outstanding;
 5,600,000 issued and
 outstanding on a pro
 forma basis.............            0            0             0    10,581,000
                           ----------- ------------  ------------  ------------
STOCKHOLDER'S EQUITY
 (DEFICIT) (Notes 4, 5,
 10, 11 and 12): Common
 Stock, no par value at
 December 31, 1995 and
 $.01 par value at
 December 31, 1996 and
 June 30, 1997;
 215,053,763 shares
 authorized for December
 31, 1995 and 12,000,000
 shares authorized at
 December 31, 1996 and
 June 30, 1997; 8,602,151
 shares issued and
 outstanding in 1995 and
 5,733,328 shares issued
 and 1,999,995 shares
 outstanding at December
 31, 1996 and at June 30,
 1997; 11,193,658 issued
 and 7,460,325
 outstanding on a pro
 forma basis.............       57,133       57,333        57,333       111,936
 Class A common stock,
  $.01 par value,
  1,333,333 shares
  authorized; 666,666 and
  793,666 shares issued
  and outstanding at
  December 31, 1996 and
  June 30, 1997,
  respectively; none
  issued and outstanding
  on a pro forma basis...            0        6,667         7,937             0
 Class B common stock,
  $.01 par value,
  4,666,666 shares
  authorized; none issued
  and outstanding........            0            0             0             0
 Treasury stock,
  3,733,333 shares at
  cost at December 31,
  1996, June 30, 1997 and
  on a pro forma basis...            0  (18,850,000)  (18,850,000)  (18,850,000)
 Additional paid-in
  capital................            0    1,813,606     1,969,212     4,422,546
 Retained earnings
  (deficit)..............    2,447,655  (12,414,835)  (10,689,972)  (10,689,972)
                           ----------- ------------  ------------  ------------
   Total stockholders'
    equity (deficit).....    2,504,788  (29,387,229)  (27,505,490) $(25,005,490)
                           ----------- ------------  ------------  ------------
   Total liabilities and
    stockholders' equity
    (deficit)............  $10,498,850 $ 23,096,940  $ 25,155,323
                           =========== ============  ============

  The accompanying notes to financial statements are an integral part of these balance sheets.

                        BORON, LEPORE & ASSOCIATES, INC.

                            STATEMENTS OF OPERATIONS

                                                                     SIX MONTHS ENDED
                                  YEARS ENDED DECEMBER 31,               JUNE 30,
                             -----------------------------------  -----------------------
                                1994        1995        1996         1996        1997
                             ----------- ----------- -----------  ----------- -----------
                                                                        (UNAUDITED)
REVENUES (Notes 3 and
 13)......................   $20,580,038 $21,774,824 $40,219,534  $16,146,540 $32,120,894
COST OF SALES.............    12,378,250  12,788,018  26,004,405   10,472,323  22,839,524
                             ----------- ----------- -----------  ----------- -----------
  Gross profit............     8,201,788   8,986,806  14,215,129    5,674,217   9,281,370
                             ----------- ----------- -----------  ----------- -----------
OFFICERS' COMPENSATION....     2,003,000   1,336,000  13,351,000    1,397,975     571,818
OTHER SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES..     4,533,004   5,004,631   6,644,398    2,951,891   4,437,226
                             ----------- ----------- -----------  ----------- -----------
TOTAL SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES..     6,536,004   6,340,631  19,995,398    4,349,866   5,009,044
                             ----------- ----------- -----------  ----------- -----------
  Income (loss) from
   operations.............     1,665,784   2,646,175  (5,780,269)   1,324,351   4,272,326
INTEREST EXPENSE (net of
 interest income of
 $9,885, $33,370, $56,561,
 $19,754 and $48,827 for
 the years and six month
 periods ended December
 31, 1994, 1995 and 1996
 and June 30, 1996 and
 1997, respectively)......        43,063      85,593     254,676      104,143     766,463
NONRECURRING LOSS ON
 FORGIVENESS OF RELATED
 PARTY LOAN (Note 4)......             0           0   1,076,418            0           0
                             ----------- ----------- -----------  ----------- -----------
  Income (loss) before
   provision for income
   taxes..................     1,622,721   2,560,582  (7,111,363)   1,220,208   3,505,863
PROVISION FOR INCOME TAXES
 (Notes 3 and 6)..........        25,000      51,000           0            0   1,200,000
                             ----------- ----------- -----------  ----------- -----------
  Net income (loss).......   $ 1,597,721 $ 2,509,582 $(7,111,363) $ 1,220,208 $ 2,305,863
                             =========== =========== ===========  =========== ===========
PRO FORMA NET INCOME
 (LOSS) DATA (Unaudited)
 (Notes 3 and 6):
 INCOME (LOSS) BEFORE
  PROVISION FOR INCOME
  TAXES...................   $ 1,622,721 $ 2,560,582 $(7,111,363) $ 1,220,208 $ 3,505,863
 PRO FORMA INCOME TAX
  PROVISION (actual for
  June 30, 1997) (Note
  6)......................       663,000   1,046,000  (2,905,000)     499,000   1,200,000
                             ----------- ----------- -----------  ----------- -----------
 PRO FORMA NET INCOME
  (LOSS)..................   $   959,721 $ 1,514,582 $(4,206,363) $   721,208 $ 2,305,863
                             =========== =========== ===========  =========== ===========
PRO FORMA NET INCOME
 (LOSS) PER COMMON SHARE
 (Unaudited) (Note 3).....                           $     (0.51)             $      0.28
                                                     ===========              ===========
PRO FORMA WEIGHTED AVERAGE
 COMMON SHARES OUTSTANDING
 (Note 3).................                             8,265,382                8,298,582
                                                     ===========              ===========

  The accompanying notes to financial statements are an integral part of these statements.

                        BORON, LEPORE & ASSOCIATES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                  CLASS A CLASS B               ADDITIONAL    RETAINED
                         COMMON   COMMON  COMMON    TREASURY     PAID-IN      EARNINGS
                          STOCK    STOCK   STOCK     STOCK       CAPITAL     (DEFICIT)
                         -------  ------- ------- ------------  ----------  ------------
BALANCE AS OF DECEMBER
 31, 1993............... $57,133  $    0    $ 0   $          0  $        0  $ (1,509,648)
  Net income............       0       0      0              0           0     1,597,721
                         -------  ------    ---   ------------  ----------  ------------
BALANCE AS OF DECEMBER
 31, 1994...............  57,133       0      0              0           0        88,073
  Net income............       0       0      0              0           0     2,509,582
  Stockholder
   distributions........       0       0      0              0           0      (150,000)
                         -------  ------    ---   ------------  ----------  ------------
BALANCE AS OF DECEMBER
 31, 1995...............  57,133       0      0              0           0     2,447,655
  Net loss..............       0       0      0              0           0    (7,111,363)
  Repurchase of minority
   stockholder's
   1,548,387 shares of
   common stock.........       0       0      0       (643,674)          0             0
  Repurchase of minority
   stockholder's
   1,720,430 shares of
   common stock.........       0       0      0       (970,000) (6,175,000)            0
  Capital contribution
   by stockholders......       0       0      0              0     451,000             0
  Retirement of
   3,268,817 treasury
   shares of common
   stock................  (3,800)      0      0      1,613,674    (451,000)     (188,874)
  Termination of S
   Corporation..........       0       0      0              0   7,562,253    (7,562,253)
  Repurchase of
   3,733,333 shares of
   common stock as
   treasury stock.......       0       0      0    (18,850,000)          0             0
  Issuance of 666,666
   shares Class A common
   stock at $.428 per
   share................       0   6,667      0              0     278,333             0
  Issuance of 400,000
   shares common stock
   at $.428 per share...   4,000       0      0              0     167,000             0
  Stock issuance costs..       0       0      0              0     (18,980)            0
                         -------  ------    ---   ------------  ----------  ------------
BALANCE AS OF DECEMBER
 31, 1996...............  57,333   6,667      0    (18,850,000)  1,813,606   (12,414,835)
  Net income............       0       0      0              0           0     2,305,863
  Dividends on
   convertible
   participating
   preferred stock......       0       0      0              0           0      (581,000)
  Issuance of 127,000
   shares of Class A
   common stock at
   prices ranging from
   $.428 to $3.00 per
   share................       0   1,270      0              0     113,048             0
  Non cash compensation
   expense..............       0       0      0              0      42,558             0
                         -------  ------    ---   ------------  ----------  ------------
BALANCE AS OF JUNE 30,
 1997................... $57,333  $7,937    $ 0   $(18,850,000) $1,969,212  $(10,689,972)
                         =======  ======    ===   ============  ==========  ============

  The accompanying notes to financial statements are an integral part of these statements.

                        BORON, LEPORE & ASSOCIATES, INC.

                            STATEMENTS OF CASH FLOWS

                                                                    FOR THE
                                                               SIX  MONTHS ENDING
                        FOR THE YEARS ENDED DECEMBER 31,            JUNE 30,
                        -----------------------------------  -----------------------
                           1994        1995        1996         1996        1997
                        ----------  ----------  -----------  ----------  -----------
                                                                  (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss)..... $1,597,721  $2,509,582  $(7,111,363) $1,220,208  $ 2,305,863
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by operating
  activities-
  Depreciation and
   amortization........     78,672      93,818      112,618      50,843      109,558
  Loss on sale of fixed
   assets..............     37,585           0            0           0            0
  Nonrecurring loss on
   forgiveness of
   related party loan..          0           0    1,076,418           0            0
  Non cash compensation
   expense.............          0           0            0           0       42,558
  Deferred income
   taxes...............     25,000      50,000      (75,000)          0    1,200,000
  Changes in operating
   assets and
   liabilities-
   (Increase) decrease
    in accounts
    receivables, net... (1,298,816) (2,636,435)  (7,561,243)  2,079,129   (4,472,678)
   (Increase) decrease
    in prepaid expenses
    and other current
    assets.............    (52,099)    (45,024)     (58,028)     24,525     (746,550)
   (Increase) decrease
    in security
    deposits...........      1,210       1,265          636           0       (5,269)
   Increase in
    intangible assets..          0           0     (352,500)          0            0
   Increase in due from
    affiliates.........          0           0     (140,363)   (867,658)           0
   (Increase) decrease
    in due from
    officers...........          0    (672,324)      28,651     269,035            0
   (Decrease) increase
    in payable to
    affiliates.........    288,510  (2,218,176)           0           0            0
   Increase (decrease)
    in accounts payable
    and accrued
    expenses...........    209,615   1,381,141    9,928,526    (185,170)  (3,631,260)
   Increase (decrease)
    in deferred revenue
    and billings in
    excess of costs....   (544,436)    945,751    3,438,414  (1,536,240)   3,276,904
                        ----------  ----------  -----------  ----------  -----------
    Net cash (used in)
     provided by
     operating
     activities........    342,962    (590,402)    (713,234)  1,054,672  (1,920,874)
                        ----------  ----------  -----------  ----------  -----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Purchases of
  furniture, fixtures
  and equipment........   (269,096)    (43,493)    (134,965)    (66,154)  (1,386,223)
 Proceeds from sale of
  furniture, fixtures
  and equipment........     42,035           0            0           0            0
                        ----------  ----------  -----------  ----------  -----------
    Net cash used in
     investing
     activities........   (227,061)    (43,493)    (134,965)    (66,154)  (1,386,223)
                        ----------  ----------  -----------  ----------  -----------

                                                                      FOR THE
                                                                 SIX MONTHS ENDING
                          FOR THE YEARS ENDED DECEMBER 31,           JUNE 30,
                          ----------------------------------  ------------------------
                            1994        1995        1996         1996         1997
                          ---------  ----------  -----------  -----------  -----------
                                                                    (UNAUDITED)
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 (Repayment of) proceeds
  from stockholder
  loan..................    100,000    (100,000)           0            0            0
 Stockholder
  distributions.........          0    (150,000)           0            0            0
 Proceeds from revolving
  line of credit........          0   1,156,000    1,000,000            0            0
 (Repayment of) proceeds
  from long-term debt...   (161,833)  1,250,000   20,000,000            0     (250,000)
 Repayments of long-term
  debt and revolving
  line of credit........    (25,468)   (589,549)  (2,301,833)  (1,281,000)  (1,000,000)
 Proceeds from the
  issuance of
  convertible
  participating
  preferred stock.......          0           0   12,500,000            0            0
 Proceeds from the
  issuance of common
  stock.................          0           0      171,000            0            0
 Proceeds from the
  issuance of Class A
  common stock..........          0           0      285,000            0      114,318
 Repurchase of treasury
  stock from
  stockholders..........          0           0  (18,850,000)           0            0
 Repurchase of treasury
  stock from former
  stockholder...........          0           0   (6,175,000)    (643,674)           0
 Payment of stock
  issuance costs........          0           0      (18,980)           0            0
 Capital contribution by
  stockholders..........          0           0      451,000      451,000            0
                          ---------  ----------  -----------  -----------  -----------
    Net cash provided by
     (used in) financing
     activities.........    (87,301)  1,566,451    7,061,187   (1,473,674)  (1,135,682)
                          ---------  ----------  -----------  -----------  -----------
    Net (decrease)
     increase in cash...     28,600     932,556    6,212,988     (485,156)  (4,442,779)
CASH AND CASH
 EQUIVALENTS, beginning
 of period..............      1,504      30,104      962,660      962,660    7,175,648
                          ---------  ----------  -----------  -----------  -----------
CASH AND CASH
 EQUIVALENTS, end of
 period.................  $  30,104  $  962,660  $ 7,175,648  $   477,504  $ 2,732,869
                          =========  ==========  ===========  ===========  ===========
SUPPLEMENTAL DISCLOSURES
 OF CASH FLOW
 INFORMATION:
 Cash paid during the
  period for-
  Interest..............  $  71,000  $  145,000  $   321,000  $   141,000  $   754,000
                          =========  ==========  ===========  ===========  ===========
  Taxes.................  $       0  $        0  $    20,015  $   122,220  $         0
                          =========  ==========  ===========  ===========  ===========

  The accompanying notes to financial statements are an integral part of these statements.

                       BORON, LEPORE & ASSOCIATES, INC.

                         NOTES TO FINANCIAL STATEMENTS

(1)DESCRIPTION OF THE BUSINESS:

  Boron, LePore & Associates, Inc. was originally incorporated under the laws of the State of New Jersey in July 1981 (see Note 2) and provides marketing services to large national and international pharmaceutical companies.

  The accompanying unaudited financial statements as of June 30, 1997 and for the six months ended June 30, 1997 and 1996 have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and note disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. In the opinion of the Company, all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the financial position, results of operations and changes in cash flows for the periods presented have been made.

  The Pro Forma June 30, 1997 unaudited information reflected in the accompanying balance sheets reflect the conversion of the Convertible Participating Preferred Stock into Redeemable Preferred Stock and Common Stock. In addition, it also reflects the conversion of Class A Common Stock to Common Stock. Upon completion of the proposed initial public offering (see
Note 16), the Redeemable Preferred Stock will be redeemed for $10 million plus accumulated and unpaid dividends.

(2) INCORPORATION AND MERGER:

  On November 22, 1996, BLA Acquisition Corp. was incorporated in the State of Delaware. On November 27, 1996, the stockholders of BLA Acquisition Corp. and the stockholders of Boron LePore & Associates, Inc., all under common control, unanimously approved the Agreement and Plan of Merger ("Merger Agreement"). On December 3, 1996, the merger became effective and was accounted for comparable to a pooling of interests. The surviving corporation was BLA Acquisition Corp., which subsequently changed its name to Boron, LePore & Associates Inc. (the "Company").

  On December 4, 1996, the Company amended and restated its certificate of incorporation to include the authority to issue 26,400,000 shares of stock (See Note 16). The different classes of stock each contain various rights and privileges.

  Effective with the signing of the amended and restated certificate of incorporation on December 4, 1996, each share of outstanding common stock was converted into 129,032.2580645 shares of common stock, which has been retroactively reflected in the financial statements.

(3)SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Use of Estimates--

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents--

  For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

                       BORON, LEPORE & ASSOCIATES, INC.

 Revenue Recognition--

  Revenue is recognized as services are performed. For conferencing services, revenue is recorded upon completion of the meeting or symposia. Revenue for multiple-meeting projects is attributed to individual meetings, based on an average amount per meeting, and is recognized as individual meetings are completed. Revenue for product marketing services is recognized in the period contractual performance benchmarks are achieved and confirmed by the client. Revenue for teleservices are recorded in the period the services are performed, based on the specific terms of each contract.

  Performance-based incentive revenue is recognized within the period in which the related market share statistics have been measured and such statistics indicate attainment of the applicable performance measures.

  Customers are invoiced according to agreed upon billing terms. Items which are invoiced prior to performance of the related services are recorded as deferred revenue and are not recognized as revenue until the required service is provided, as required by the Company's revenue recognition policy.

  The Company is entitled to additional revenues (performance incentives) under certain contracts. The additional revenues are computed based on a formula specified in each contract and are primarily dependent upon increases in market share for a client's product. The market share statistics are measured over a period of time in the future specified in the contract terms. If contract terms permit invoicing for portions of the performance incentives prior to the calculation of actual market share results, the revenues are deferred at the time of invoicing. All performance based incentive revenues that were invoiced at December 31, 1996 and June 30, 1997 approximated $1,070,000 and $857,000, respectively, and are reflected as billings in excess of costs in the accompanying balance sheets.

 Depreciation and Amortization--

  Depreciation and amortization is provided principally on the straight-line method over the estimated useful lives of the related assets as follows--

       Furniture, fixtures and equipment.............................. 5-7 years

  Expenditures for repairs and maintenance are expensed as incurred while renewals and betterments are capitalized.

 Intangibles--

  During 1996, as part of a Preferred Stock Purchase Agreement (see Note 11), the Company incurred certain financing costs related to the transaction. The costs are comprised primarily of commitment fees related to long term debt financing costs (see Note 8) and totaled $312,500. The Company is amortizing these costs over 5 years.

 Income Taxes--

  The stockholders of the Company have elected to be treated as an "S" Corporation for both Federal and state income tax purposes for all periods through to December 4, 1996. The net income (loss) of the business for that period will be included in the individual income tax returns of the stockholders. Prior to December 4, 1996, the Company was subject to the State of New Jersey "S" Corporation tax which is computed based on the difference between corporate and personal income tax rates. On December 4, 1996, the Company's S Corporation status was terminated and the Company, under the Merger Agreement, began operations as a Delaware corporation and was subject to Federal and state corporate tax rates as a "C" corporation.

                       BORON, LEPORE & ASSOCIATES, INC.

  The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial reporting and income tax bases of assets and liabilities using enacted income tax rates.

 Long-Lived Assets--

  During 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets" ("SFAS 121"). SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. As a result of its review, the Company does not believe that any impairment currently exists related to its long-lived assets.

 Stock Based Compensation--

  The Financial Accounting Standards Board has issued a new standard, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires that an entity account for employee stock compensation under a fair value based method. However, SFAS 123 also allows an entity to continue to measure compensation cost for employee stock-based compensation using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("Opinion 25"). Entities electing to remain with the accounting under Opinion 25 are required to make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting under SFAS 123 had been applied. The Company will continue to account for employee stock-based compensation under Opinion 25 and will make the pro forma disclosures required under SFAS 123.

 Pro Forma Net Income (Loss) Per Common Share--

  Pro forma net income (loss) per common shares has been computed by dividing pro forma net income (loss) by the pro forma number of common shares outstanding, as adjusted. As required by the Securities and Exchange Commission rules, all warrants, options and shares issued within one year of the public offering at less than the public offering price are assumed to be outstanding for each period presented for purposes of the per share calculation.

  In connection with the Securities and Exchange Commission rules described above, the following unaudited table shows the calculation of pro forma weighted average shares outstanding (using the treasury stock method for stock options and $17.50 per share price for the conversion of the $10 million of redeemable preferred stock and accumulated and unpaid dividends) as of December 31, 1996 and June 30, 1997:

                                                        DECEMBER 31, JUNE 30,
                                                            1996       1997
                                                        ------------ ---------
   Common Stock........................................  1,999,995   1,999,995
   Class A common stock................................    793,666     793,666
   Convertible participating preferred stock...........  4,666,664   4,666,664
   Share equivalent for redeemable preferred stock.....    571,429     571,429
   Share equivalent for unpaid redeemable preferred
    stock dividends....................................        --       33,200
   Stock options.......................................    233,628     233,628
                                                         ---------   ---------
                                                         8,265,382   8,298,582
                                                         =========   =========

                       BORON, LEPORE & ASSOCIATES, INC.

  Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") which becomes effective for the period ending December 31, 1997, establishes new standards for computing and presenting earnings per share
(EPS). The new standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities. Previously reported EPS amounts must be restated under the new standard when it becomes effective. The impact of adopting SFAS 128 for the year ending December 31, 1996 and for the six months ending June 30, 1997 would not have been material.

 Reclassifications--

  Certain December 31, 1995 amounts have been reclassified in order to conform to the December 31, 1996 presentation.

(4)DUE FROM AFFILIATES:

  During 1996 and 1995, the Company advanced monies to two companies affiliated through common ownership. These advances were noninterest bearing and were payable on demand. Pursuant to the terms contained in the Preferred Stock Purchase Agreement (see Note 11), one of the receivables in the amount of $150,044 was distributed to four officers/stockholders of the Company in the form of bonus compensation payments of approximately $162,000, which provided them with the after-tax funds to make the repayment. The remaining receivable was paid in cash pursuant to the terms contained in the Preferred Stock Purchase Agreement.

  In January 1996, the amounts due at December 31, 1995 from a former affiliate were converted into a $1,000,000 promissory note bearing interest at 8.1% per annum payable in quarterly installments over six years. During 1996, additional liabilities were satisfied by the Company on behalf of the former affiliate and payments were received according to terms. On December 4, 1996, the Company agreed to sell the amounts due from the former affiliate, approximately $1,560,000 plus interest, to certain officers/stockholders of the Company for $500,000. The balance of the amount was recorded as a nonrecurring loss on forgiveness of related party loan in the accompanying statement of operations. The $500,000 was received by the Company from the stockholders, pursuant to the terms contained in the Preferred Stock Purchase Agreement (see Note 11) in the form of bonus compensation payments of approximately $865,000 which provided the stockholders with the after-tax funds to make the repayment.

(5)DUE FROM OFFICER/STOCKHOLDERS:

  On June 30, 1995, the Company loaned three officers/stockholders amounts aggregating approximately $672,000. In January 1996, the Company forgave a portion of the loan and accrued interest of approximately $194,000 due from a stockholder as part of a stock repurchase agreement. The remaining officer loans, bearing interest at 8% per annum, were payable in five equal installments due on June 30 of each year. The total amount due from officers of approximately $435,000, including accrued interest of $14,000, was repaid pursuant to the terms contained in the Preferred Stock Purchase Agreement (see
Note 11) in the form of bonus compensation payments of approximately $761,000 which provided the officers with the after-tax funds to make the repayment.

                       BORON, LEPORE & ASSOCIATES, INC.

(6)INCOME TAXES:

  The components of the provision for income taxes are summarized as follows--

                                                                  FOR THE  SIX
                                         FOR THE YEARS ENDED      MONTHS ENDED
                                             DECEMBER 31,           JUNE 30,
                                       ------------------------  ---------------
                                        1994    1995     1996    1996    1997
                                       ------- ------- --------  ---- ----------
                                                                   (UNAUDITED)
   Current............................ $     0 $ 1,000 $ 75,000  $ 0  $        0
   Deferred...........................  25,000  50,000  (75,000)   0   1,200,000
                                       ------- ------- --------  ---  ----------
                                       $25,000 $51,000 $      0  $ 0  $1,200,000
                                       ======= ======= ========  ===  ==========

  On December 4, 1996, pursuant to a Preferred Stock Purchase Agreement (see
Note 11), the Company converted from a cash basis to accrual basis taxpayer. In addition, the Company's S Corporation status was terminated and the Company began operations as a C Corporation. Accordingly, the Company became subject to Federal and state income taxes and the retained earnings of the Company were transferred to paid-in capital. During the period from January 1, 1996 to December 3, 1996, net income was $5,114,598. For the period from December 4, 1996 to December 31, 1996, the net loss incurred was $12,225,961 which included $10,023,993 of special officer bonuses.

  The Company has also adopted the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109) which requires the use of the asset and liability method to calculate deferred tax assets and liabilities for temporary differences between financial reporting and income tax bases.

  The conversion from cash basis to accrual basis required the recognition of a deferred tax liability of approximately $2,400,000. In addition, the Company generated a net operating loss of approximately $12,200,000 for the period from December 4, 1996 to December 31, 1996. The net operating loss expires in 2012 and resulted in the recognition of a deferred tax asset of approximately $4,900,000. The Company has recorded a valuation allowance of $2,500,000 against the deferred tax asset. The net remaining tax asset is offset against the $2,400,000 deferred tax liability. All other temporary differences, primarily operating reserves, have been deemed immaterial.

  As described above, the Company began operations as a C Corporation on December 4, 1996. The following unaudited pro forma income tax information has been determined as if the Company operated as a C Corporation from its inception, without contemplating any applicable tax laws related to the utilization of net operating losses. No pro forma income tax provision is presented for the six months ending June 30, 1997 as the Company was operating as a C Corporation during that period.

                                    YEARS ENDED DECEMBER 31,       SIX MONTHS
                                 -------------------------------      ENDED
                                   1994      1995       1996      JUNE 30, 1996
                                 -------- ---------- -----------  -------------
Federal tax provision (benefit)
 at statutory rate.............  $568,000 $  896,000 $(2,489,000)   $427,000
State income taxes net of Fed-
 eral benefit..................    95,000    150,000    (416,000)     72,000
                                 -------- ---------- -----------    --------
                                 $663,000 $1,046,000 $(2,905,000)   $499,000
                                 ======== ========== ===========    ========

                       BORON, LEPORE & ASSOCIATES, INC.

(7) ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

  Accounts payable and accrued expenses are comprised of the following--

                                                  DECEMBER 31,       JUNE 30,
                                             ---------------------- -----------
                                                1995       1996        1997
                                             ---------- ----------- -----------
                                                                    (UNAUDITED)
   Accounts payable......................... $1,556,462 $ 1,729,688 $3,846,153
   Accrued payroll..........................    445,495   8,170,078  1,540,720
   Accrued honoraria........................    577,156   1,860,656  2,900,341
   Other accrued expenses...................    267,984   1,015,201    857,197
                                             ---------- ----------- ----------
                                             $2,847,097 $12,775,623 $9,144,411
                                             ========== =========== ==========

(8)LONG-TERM DEBT:

  During 1995, the Company entered into a term loan in the amount of $1,250,000. The term loan was due in monthly installments of $20,833 plus interest at 1% above the bank's prime lending rate (9.5% at December 31, 1995).

  In addition, the Company entered into a line of credit agreement with a bank which had available borrowings under the agreement of up to the lesser of $1,500,000 or 100% of eligible accounts receivable. The amounts outstanding bore interest at .75% above the bank's prime lending rate (9.25% at December 31, 1995). Interest was payable and the principal portion was due on July 1, 1997. During 1996, the Company repaid the term loan and the borrowings under the line of credit agreement and terminated the agreement.

  On December 4, 1996, the Company entered into an agreement with a bank. The agreement provides for a $5,000,000 revolving credit facility and a $20,000,000 term loan. On December 4, 1996, the Company received the $20,000,000 term loan. As of December 31, 1996, $1,000,000 was outstanding under the revolving credit facility. Borrowings under the revolving credit facility are due on December 31, 2001. The interest rates on the loans vary and are a function of the stated LIBOR rate and the effective prime rate as defined in the agreement. The term loan is to be repaid in incremental annual payments on a quarterly basis over five years. The agreement contains various financial and reporting covenants beginning in 1997. Additionally, the Company entered into an interest rate swap agreement in 1997 to provide interest rate protection on 50% of the outstanding principal balance of the term loan.

  The following are the maturities of long-term debt as of December 31, 1996 for the next five years--

        1997........................................................ $ 1,000,000
        1998........................................................   2,000,000
        1999........................................................   3,000,000
        2000........................................................   4,000,000
        2001........................................................  10,000,000

                       BORON, LEPORE & ASSOCIATES, INC.

(9) COMMITMENTS AND CONTINGENCIES:

 Operating Leases--

  The Company leases office space, automobiles, and equipment under various operating leases expiring in 2001. Approximate annual lease commitments for the next five years are as follows--

       1997............................................................ $444,000
       1998............................................................  433,000
       1999............................................................  305,000
       2000............................................................  111,000
       2001............................................................   10,000

  Rent expense charged against operations approximated $350,000, $340,000, $387,000, $190,000 and $199,000 for the years ended December 31, 1994, 1995 and 1996 and the six month periods ended June 30, 1996, and 1997, respectively.

 Litigation--

  The Company is involved in legal proceedings incurred in the normal course of business. In the opinion of management and its counsel, none of these proceedings would have a material effect on the financial position or results of operations of the Company.

(10) PURCHASE OF TREASURY STOCK:

  In January 1996, the Company paid a minority stockholder $450,000 and forgave the stockholder's loan receivable and accrued interest of approximately $194,000 in exchange for the stockholder's 1,548,387 shares of common stock. The shares were held in treasury at a cost of $643,674. Additionally, in January 1996, the remaining stockholders of the Company sold their shares of common stock in an affiliated company. Subsequent to these transactions there was no longer a common ownership relationship between the two companies. Concurrent with the Merger Agreement (see Note 11) the stock held in treasury was retired on December 4, 1996 and the $643,674 cost was transferred to retained earnings on that date.

  On June 18, 1996, the Company entered into a Stock Purchase Agreement to repurchase 1,720,430 shares of common stock from a stockholder. The agreement also contained a Disposition Benefit Agreement. The stockholder was a former officer of the Company and the brother of the Company's current Chief Operating Officer. The Disposition Benefit Agreement would only become effective if there was a sale of a controlling interest of the outstanding stock within a certain period of time. The stock was purchased with a promissory note payable over five years with monthly payments of principal and interest of $10,417 and annual payments of $125,000, including interest, commencing on January 1, 1997. The shares were held in treasury at a cost of $970,000, the present value of the promissory note. Concurrently with the Merger Agreement on December 4, 1996, the treasury shares were canceled, the promissory note payable was canceled, the Disposition Benefit Agreement was canceled, the cost of the shares was transferred to paid-in capital and retained earnings and the former stockholder received a payment of $6,175,000 on that date. The terms of the transaction were the result of arms-length negotiations.

(11) PREFERRED STOCK PURCHASE AGREEMENT AND STOCK REDEMPTION:

  On December 4, 1996, a Preferred Stock Purchase Agreement was entered into, between the Company and certain investment partnerships and individuals (collectively the "Investors"). The Company sold 7,000,000 shares of its authorized $.01 par value Convertible Participating Preferred Stock for $12,500,000. The

                       BORON, LEPORE & ASSOCIATES, INC.

Convertible Participating Preferred Stock has a minimum liquidation value of $10 million and is convertible to common stock and redeemable preferred stock at various rates based on the occurrence of certain events. In addition, the holders of the Convertible Participating Preferred Stock are entitled to receive an annual cash dividend of approximately $.1429 per share. The convertible participating preferred shares have voting rights similar to common stock and are subject to certain liquidating and redemption features, as defined, at the option of the holder.

  Concurrently with the closing of the sale of the preferred shares and with financing provided by a bank, the Company redeemed 3,733,333 shares of common stock from two individual shareholders for payments aggregating $18,850,000 pursuant to the terms contained in the Preferred Stock Purchase Agreement.

(12)STOCK OPTION AND GRANT PLAN:

  During 1996 the Boron, LePore & Associates 1996 Stock Option and Grant Plan (the "Plan") was established. The maximum number of shares of stock reserved and available for issuance was 400,000 shares of Common Stock and 1,333,333 shares of Class A Common Stock. In August 1997, the Plan was amended to increase the shares of stock reserved for issuance under the Plan to 3,000,000 shares.

  On December 4, 1996, two officers of the Company exercised their rights to purchase 400,000 shares of Common Stock under the terms contained in the Plan. The exercise price established by the Company's Compensation Committee on December 4, 1996 (grant date) was $.428 per share. The Company received $171,000 in payment for the 400,000 shares on December 4, 1996. The Company paid bonus compensation to the two officers on December 4, 1996 of approximately $301,000 which provided them with the after-tax funds to make the purchase.

  On December 4, 1996, four officers of the Company exercised their rights to purchase collectively, 666,666 shares of Class A Common Stock under the terms and conditions in the Plan. The exercise price established by the Company's Compensation Committee on December 4, 1996 (grant date) was $.428 per share. The Company received $285,000 on December 4, 1996 in payment for the 666,666 shares. The Plan calls for certain performance levels to be attained or the passage of a specified period of time before the officers are 100% vested in the 666,666 shares of Class A Common Stock.

  The Company has adopted the provisions of SFAS 123 "Accounting for Stock Based Compensation." As permitted by the statement, the Company has elected to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for stock options granted at or above market value. Had the fair value method of accounting been applied to the Company's stock option grants, which requires recognition of compensation cost ratably over the vesting period of the underlying equity instruments, the impact on net income for the six months ending June 30, 1997 would have been immaterial. This pro forma impact only takes into account options granted since January 1, 1995 and is likely to increase in future years as additional options are granted and amortized ratably over the vesting period. The average fair value of options granted during the six months ending June 30, 1997 was $0.39. The fair value was estimated using the Black-Scholes option pricing model based on the weighted average market price at grant date of $1.70; and a risk free interest rate of 6.5%. There were no options granted for any periods prior to December 31, 1996.

(13)MAJOR CUSTOMERS:

  Revenue from three customers accounted for approximately $17,600,000 (44%), $6,300,000 (16%) and $4,100,000 (10%) of total revenue for the year ending December 31, 1996.

  Revenue from four customers accounted for approximately $6,900,000 (34%), $4,200,000 (20%), $3,800,000 (18%) and $2,900,000 (14%) of total revenue for the year ending December 31, 1994 and $9,700,000

                       BORON, LEPORE & ASSOCIATES, INC.

(45%), $4,400,000 (20%), $2,300,000 (11%) and $2,300,000 (11%) of total revenue for the year ending December 31, 1995.

  Major customers accounted for approximately $12,199,000 or 80% and $5,936,000 or 80% of accounts receivable at December 31, 1996 and 1995, respectively.

(14)RELATED PARTY TRANSACTIONS:

  The Company entered into a consulting agreement on December 23, 1991 with a stockholder of the Company. The agreement provided, among other things for the payment of monthly consulting fees through December 31, 2001. The total consulting fees charged to operations during the years ended December 31, 1996, 1995 and 1994 approximated $516,000, $360,000 and $295,000, respectively. The consulting agreement was terminated pursuant to the terms contained in the Preferred Stock Purchase Agreement and the Company received and executed a general release from the former stockholder in consideration for the payment made.

  During the years ending December 31, 1994, 1995 and 1996, the Company leased space from a stockholder of the Company. The aggregate rent expense charged to operations for those periods approximated $82,000, $82,000 and $84,000, respectively.

(15)EMPLOYMENT AND NONCOMPETE AGREEMENTS:

  Four officers/stockholders/consultants of the Company signed employment agreements on December 4, 1996 at various compensation levels for a three year term. The agreements specify duties, benefits, confidentiality provisions and miscellaneous other provisions. Additionally, the same individuals signed Noncompete Agreements on December 4, 1996. The agreements are in effect for a maximum of four years and each individual received $10,000 in consideration. During 1997, two officers of the Company became consultants and are being compensated in accordance with the terms of their employment agreements, as amended.

(16)SUBSEQUENT EVENT (UNAUDITED)

Public Offering

  The Company is undertaking a public offering of 3,600,000 shares of Common Stock. In connection with such offering, the authorized stock of the Company was increased on September 22, 1997 to 50,000,000 shares of $.01 par value common stock and 2,000,000 shares of $.01 par value preferred stock.

Stock Split--

  All share amounts have been retroactively adjusted to reflect a 2-for-3 reverse common stock split which occured September 11, 1997.

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-------------------------------------------------------------------------------

 NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAW-FUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HERE-UNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
Dilution.................................................................  13
Capitalization...........................................................  14
Selected Financial Information...........................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  34
Certain Transactions.....................................................  41
Principal Stockholders...................................................  43
Description of Capital Stock.............................................  45
Shares Eligible for Future Sale..........................................  47
Underwriting.............................................................  50
Legal Matters............................................................  52
Experts..................................................................  52
Index to Financial Statements............................................ F-1

                                ---------------

 UNTIL OCTOBER 18, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEAL-ERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPEC-TUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               3,600,000 SHARES

                       BORON, LEPORE & ASSOCIATES, INC.

                                 COMMON STOCK

                                ---------------
                                  PROSPECTUS
                                ---------------

                           BEAR, STEARNS & CO. INC.

                               SMITH BARNEY INC.

                          WESSELS, ARNOLD & HENDERSON

                              SEPTEMBER 23, 1997

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